Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

The Conscious Good, Inc
1450 2nd Street Suite 112
Santa Monica, CA 90401
www.ConsciousGood.com

Up to $1,069,995.00 in Common Stock at $3.75
Minimum Target Amount: $9,997.50

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: The Conscious Good, Inc
Address: 1450 2nd Street Suite 112, Santa Monica, CA 90401
State of Incorporation: DE
Date Incorporated: August 24, 2022

Terms:

Equity

Offering Minimum: $9,997.50 | 2,666 shares of Common Stock
Offering Maximum: $1,069,995.00 | 285,332 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $3.75
Minimum Investment Amount (per investor): $105.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Investment Incentives and Bonuses*</u>

<u>Time-Based:</u>

Friends and Family Early Birds

Invest within the first 9 days and receive 20% bonus shares.

Super Early Bird Bonus

Invest within the 16 days and receive 15% bonus shares.

Early Bird Bonus

Invest within the first 30 days and receive 10% bonus shares.

<u>Amount-Based:</u>

$500+ | Annual Subscription to CGood TV

Annual Subscription to CGood TV + 5% Bonus Shares.

$1,000+ | Conscious Goodz

Annual Subscription to CGood TV + 7% Bonus Shares + 1 Item of CGood Merchandise

$2,500+ | Zoom/Call/Coffee with Founder

Annual Subscription to CGood TV + 7% Bonus Shares + 1 Item of CGood Merchandise + 1 Hour Call or Meeting with Founder

$5,000+ | Live Screening with Q&A

Annual Subscription to CGood TV + 7% Bonus Shares + 1 Item of CGood Merchandise + 1 Hour Call or Meeting with Founder + Together we'll select the perfect film for your private screening followed by a Q&A with the filmmaker.

$10,000+ | Take Center Stage

All Previous Perks + If you have a show completed, it will be featured throughout Conscious Good (newsletter, social and CGood.TV). If you don't, spend time on set and/or get early access to new content.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

Conscious Good will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.75 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $375. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

The Company and its Business

Company Overview

The Conscious Good, Inc ("Conscious Good" or the "Company") was previously a Limited Liability company organized under the laws of the state of Colorodo but has since converted into a Delaware C-Corporation as of August 2022.

Equal parts entertainment studio, streaming platform, and creative community, Conscious Good is a complete ecosystem for people seeking to create, experience, and share media aligned with conscious lifestyles. Our interconnected products and services include the Creators Network for mindful media makers, the entertainment platform CGood TV, original film and series production, and mobile apps to translate conscious values to social action.

Conscious Good connects conscious creators directly with their audiences via its community platform, The Creators Network, and its subscription video-on-demand service, CGood TV. The Company's business model consists of video content production and distribution primarily focused on U.S market of women (70%) between the ages of 25 and 55. Our streaming service is sold across the globe via Roku and Amazon, like Gaia or PureFlix, as well as direct-to-consumer via its website, www.ConsciousGood.com. The Company is well positioned for success given the existing Creators Network membership of roughly 2,500 worldwide, the growing conscious and sustainable consumer market, and an experienced and well-connected team in entertainment and consicous living industries.

Competitors and Industry

Industry

Historically the entertainment industry has had many gate-keepers and middle-people in order for creators to collaborate, create and distribute their visual stories. Then YouTube launched and creators could reach their audiences directly, however creators had no control over the content they were featured next to, their audience data or the advertisements associated with their work. Similarly, Netflix, a mass market streaming platform with only top-down programming, where data leads the greenlight/curating process, and creators do not retain ownership of their stories or their viewing data. In both instances content creators are in competition for resources and audience, not in community.

Conscious Good is poised to tap into the exceptional growth of several overlapping industry sectors.

1. CONSCIOUS LIFESTYLES ARE ON THE RISE

- People around the globe are turning towards conscious lifestyles more than ever before. (Source: https://www.absolutemarketsinsights.com/reports/Mindfulness-Meditation-Application-Market-2019-2027-347)

- Consumers are increasingly choosing businesses that promote and act for the benefit of the social good. (Source: https://www.forbes.com/sites/shelleykohan/2021/03/28/customers-seek-purpose-driven-companies-creating-a-rise-in-b-corps/?sh=7b3878516dd2)

- More people are identifying as "spiritual but not religious," and this market is currently estimated at 89.7 million people in the U.S. alone. (Source: https://www.forbes.com/sites/traversmark/2021/11/26/a-new-study-explores-the-upsides-of-being-spiritual-but-not-religious/?sh=663aa83e29e7)

2. CURATED VOD SERVICES ARE OUTPACING BIG STREAMERS

- Demand is growing for curated streaming services. Between 2019-2021, the top ten niche streamers have grown at a compounded annual rate of 74%, more than double the 30% growth rate of major streamers during the same period. (Source:

https://www.forbes.com/sites/dbloom/2021/08/03/niche-streaming-services-adding-subscribers-twice-as-quickly-as-major-svod-outlets/?sh=4ffc816d5651)

The global video on demand market is projected to grow from $82.77 billion in 2022 to $257.59 billion by 2029, at a CAGR of 17.6% in forecast period. https://www.fortunebusinessinsights.com/industry-reports/video-on-demand-market-100140

3. DEMAND FOR VIDEO SERVICES IS GROWING

- A secondary revenue stream, Storytelling Services, connects socially-responsible brands with conscious creators for video production services.

The global film and video market reached a value of nearly $234.9 billion in 2020, having increased at a compound annual growth rate (CAGR) of 2.4% since 2015. The market is expected to reach $318.2 billion by 2025, and $410.6 billion by 2030.

Source: *https://www.businesswire.com/news/home/20210910005333/en/Global-Film-and-Video-Services-Market-Report-2021---Opportunities-and-Strategies-to-2030---ResearchAndMarkets.com*

Competition:

The Company has several competitors in the conscious media community and the video streaming service markets. Some of the top competitors in our industry include: YouTube, Gaia and Sundance Institute and Film Festival. All of the larger streaming services (Netflix, Amazon, Hulu) are competitive in that they compete for subscription dollars and viewers' attention. However there is currently no other company in the market of creating a complete ecosystem for creators/filmmakers, let alone one for the conscious lifestyle sector.

Gaia is the closest competitor currently valued at $90.6M. However they are known for fringe content (primarily conspiracy theory and sensationalistic UFO videos), as well as underpaying filmmakers. They have not cultivated a community around their content, do not offer filmmakers opportunities to earn additional, values-aligned income, and do not connect creators with consumers in any meaningful way. For all of these reasons, Gaia has struggled to break into the mainstream.

YouTube is a significant competitor because it has the largest audience, and facilitates the ability for filmmakers to distribute and monetize their work. However, the fact that anyone can create a YouTube channel creates big challenges for consumers. Without a curatorial filter, users looking for specific types of content must engage in lengthy searches, often going down multiple rabbit holes before finding what they need. Once they find what they're looking for, popup ads interrupt the viewing experience and introduce products that are misaligned with the content itself.

The brand of Sundance is highly competitive within the filmmaker space. With a curatorial lens that is among the most respected in the sector, a robust community, a well-established system of support for filmmakers at all stages of their careers and projects, and a commercial streaming platform, it is widely considered the brand leader within the independent media space. However, its filmmaker development programs and Film Festival are operated as part of a non-profit while Sundance TV is a separate division of AMC, diminishing the brand's power as it reaches its broadest consumer market. Also because the Sundance focuses on ALL independent film, it supports content (horror films, international films, sexually explicit films, etc.) that falls outside the vision of Conscious Good.

Despite the present competitive landscape, Conscious Good stands out because it offers an elegant solution for both filmmakers and audiences, while generating complementary and diverse revenues. It is the first-to-market of its kind, disrupting the traditional film production and distribution market, as well as offering tailor products and services, and a robust community for creators and consumers alike.

Current Stage and Roadmap

Current Stage:

Conscious Good is disrupting the traditional entertainment studio model, turning the power dynamic on its head. Without a multinational corporation controlling what creators can make, we are inviting creators to own their content, own their data, co-own their audience and in short, own the entire studio. Conscious Good's creator community is comprised of approximately 2,500 global members who are committed to creating and supporting visual stories that benefit humanity. Its streaming platform, CGood TV, features the community's completed work: films, videos, series and podcasts. Just launched, its Storytelling Services division pairs conscious creators with conscious businesses and brands, providing an opportunity for creators to earn additional income that aligns with their values.

Future Roadmap:

The Company's efforts for the next few years will be focused on expanding market share by growing our Creators Network membership, Storytelling Services division and CGood TV subscriber base.

For each of these categories, our pathway is focused on further developing our products: acquiring and producing exclusive films and series for CGood TV that are high quality and values-aligned, designing proprietary technology for a Creators Network experience that is fully integrated across the ecosystem, introducing community features that connect creators with audiences, and expanding our work with conscious brands with an enterprise-level database of conscious creators for Storytelling Services.

We will also increase our brand awareness by up-leveling all of our marketing assets, leveraging public relations and executing on an elevated customer acquisition strategy.

By the end of next year we anticipate hitting the following milestones: 20k+ CGoodTV subscribers; 15k+ Creators; and 200+ Storytelling Services projects.

The Team

Officers and Directors

Name: Trina Wyatt

Trina Wyatt's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder, CEO, Director
  Dates of Service: June 15, 2015 - Present
  Responsibilities: Supervise and manage the business of the Company; appoint and remove agents and employee of the Company, define their duties, fix their compensation, and enter into written agreements; enter into, make perform and carry out all types of contracts. No salary; equity: 84.38%

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product,

that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the entertainment industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering equity in the amount of up to $1.07mm in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will

choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the

business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products and services will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that

competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
The Conscious Good, LLC was formed on June 24, 2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. The Conscious Good, LLC has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Conscious Good is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a

multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on CGood TV or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Conscious Good could harm our reputation and materially negatively impact our financial condition and business.

There are several potential competitors who are better positioned than we are to take the majority of the market.
The entertainment and media industries are well-developed and highly competitive. There are several large and established conscious living brands/companies with the economic resources needed to develop a competitive product. Many of these companies also have well-recognized brand names that could enable them to successfully market and sell a competitive product. The advantage they will have because of their scale could become insurmountable for us. As a result, it is possible that our product and services could be forced out of the market by larger, more established players. If that occurs, then the value of your investment would be greatly diminished.

Our products and services could fail to achieve the sales traction we expect.
Our growth projections are based on an assumption that we will be able to successfully market our products and services and that they will be able to gain traction in the marketplace. If our products and services fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We may face technological challenges.
Our current business is dependent on two third party SAS providers. The time and investment made to integrate these SAS programs into our business is problematic should these third party providers raise their pricing or go out of business (cease support). Either of these situations might require us to reprice our products and services, to replace them with other providers, or develop and launch our own proprietary solution. If we need to develop a completely new platform, it could create significant delays and adversely impact the value of your investment.

We could fail to achieve the growth rate we expect even with additional investments.
We expect to generate a significant amount of growth from the investments we will make in marketing following this offering. However, it is possible that demand for our product and services are not as significant as we thought. As a result, for that, or some other reason, our marketing efforts may not generate a significant increase in sales volume. If this is the case, we may be forced to cease this additional marketing spend and reduce our growth rate. A slower growth rate will lengthen the time it takes for us to achieve our revenue goals and reduce the value of the Company, thereby reducing the value of your investment.

We rely on third parties to provide services essential to the success of our business.
We rely on third parties to provide a variety of essential business functions for us, including content production, website design, accounting, legal work, public relations and technical support. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in this partner’s operations or at one of our key suppliers could materially and adversely affect our business. As a result, your

investment could be adversely impacted by our reliance on third parties and their performance.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, engineering, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Your investment could be illiquid for a long time.

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company's plan is to be acquired by an existing player in the entertainment or wellness industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Although an initial public offering is a potential path for the Company, it is not likely. Similarly, we do not expect to issue dividends to investors, even if we are in the position to do so. Instead, we intend to re-invest profits back into the Company in an effort to drive growth. As a result, the most likely path to making a positive return on your investment is through a successful sale of the business. Even if we achieve our revenue plans, it is possible that market conditions will lead us to conclude that a sale is not viable, not in the best interest of the shareholders at that time, or inappropriate for any number of reasons. Because your return on this investment is likely tied to the sale of the Company, there are a wide range of factors that will impact the value of your investment that are out of our control, including, but not limited to, the selling environment, the number of interested purchasers, the perceived value of our brand and our intellectual property, comparable recent sales in our industry and other industries, the projected performance of the entertainment and wellness categories at the time of the sale, the cost of capital, and the perceived synergies between our Company and the acquirer.

Please note the Company has several Convertible Notes outstanding which affect your ownership.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $895,000.00 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering

Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Trina Wyatt	2,527,279	Common Stock	84.24%

The Company's Securities

The Company has authorized Convertible Notes Payable, Convertible notes payable, Convertible notes payable, convertible note payable, convertible note payable, CG Convertible Note Payable 2.25.20 Getty, CG Convertible Note Payable 7.20.20 DFF 20, CG Convertible Note Payable 8.11.20 DFF 10, CG Convertible Note Payable 11.25.20 DFF 7, CG Convertible Notes Payable 3.31.22 F&F, CG Convertible Note Payable 4.1.21 TWyatt, CG Convertible Note Payable 4.25.21 Meyer, CG Convertible Note Payable 6.4.21 DFF, Convertible Note Payable 6.21.21 Fields, CG Convertible Note Payable 7.2.21 Meyer, CG Convertible Note Payable 9.21.21 Pantaleoni, CG Convertible Notes Payable 11.3.21, CG Convertible Note Payable Stringer, CG Convertible Note Payable DFF 12.20.21, CG Convertible Note Payable DFF 1.21.22, CG Convertible Note Payable DFF 2.23.22, CG Convertible Note Payable 5.16.22 DFF, CG Convertible Note Payable 5.22.22 Junkin, and Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 285,332 of Common Stock.

Convertible Notes Payable

The security will convert into (ii) "securities" shall mean the company's capital stock or any securities conferring the right to purchase the company's capital stock or securities convertible into, or exchangeable for (with or without additional consideration), the company's capital stock, except that such defined term shall not include any security (x) granted, issued and/or sold by the company to any employee, director or consultant in such capacity or (y) issued upon the conversion or exercise of any option or warrant outstanding as of the date of this note. (iii) "qualified securities" shall mean the company's most senior class of securities, issued pursuant to a qualified financing. and the terms of the Convertible Notes Payable are outlined below:

Amount outstanding: $250,000.00
Maturity Date: March 31, 2023
Interest Rate: 8.0%
Discount Rate: 80.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: not applicable

Material Rights

3. Conversion; Sale of the Company.

(a) Equity Securities Conversion upon a Qualified Financing. In the event that the Company issues and sells its Qualified Securities (as defined herein) to investors (the "Investors") on or before the date of the repayment in full of this Note in an equity financing resulting in gross proceeds to the Company of at least $5,000,000 (including the conversion of the Notes and any other debt) (a "Qualified Financing"), then the outstanding principal balance of this Note shall automatically convert in whole without any further action by the Holder into such Equity Securities at a conversion price equal to 80% of the per share price (or equivalent price if the Company is a limited liability company) paid by the Investors and otherwise on the same terms and conditions as given to the Investors (other than price). Any unpaid accrued interest on this Note shall be converted into Equity Securities on the same terms as the principal of the Notes.

(b) Optional Conversion Upon the Maturity Date. In the event that a Qualified Financing is not consummated prior to the Maturity Date, then, at the written election of the Requisite Holders provided to the Company at least five days prior to the Maturity Date, effective upon the Maturity Date, the outstanding principal balance and any unpaid accrued interest under this Note and each of the other Notes shall be converted into shares of the Company's most senior class or series of Securities at a conversion price equal to the quotient of $5,000,000 divided by the aggregate number of issued and outstanding Securities as of the Maturity Date (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes).

(c) Cash Payment or Conversion Upon a Liquidity Event. Notwithstanding any provision of this Note to the contrary, in the event that the Company consummates a Sale of the Company prior to the conversion or repayment in full of this Note, then, at the Holder's election, the Company either (i) shall pay to Holder an amount equal to the outstanding principal balance and all accrued and unpaid interest of this Note in full satisfaction of the Company's obligations under this Note, or (ii) permit Holder to convert the outstanding principal balance of such this Note and all accrued and unpaid interest thereon into shares of the Company's most senior class or series of Securities of the Company which are then issued and outstanding at a conversion price equal to a price per share equal to 80% of the per share consideration to be paid in respect of such Securities in connection with the Sale of the Company. Company shall provide Holder ten (10) days' prior written notice of the anticipated closing date of such Sale of the Company. Within five (5) days from the date of such notice, Holder shall provide Company with a written notice of its election either to receive a cash payment pursuant to Section 3(c)(i) or convert pursuant to Section 3(c)(ii) ("Election Notice"). In the event that Holder does not provide an Election Notice to Company within such five-day period, Holder shall be deemed to have elected to receive a cash payment pursuant to Section 3(c)(i).

(d) Fractional Shares. If, after aggregation, the conversion of this Note would result in the issuance of a fractional share (or other equity interest), the Company shall have

the option, in lieu of issuance of any fractional share (or other equity interest), to pay the Holder otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock (or equivalent equity interest of the Company if it is a limited liability company) into which this Note has converted by such fraction.

(e) Definitions. For purposes of this Note:

(i) “Sale of the Company” shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders or members, as applicable, of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company’s voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

(ii) “Securities” shall mean the Company’s capital stock or any securities conferring the right to purchase the Company’s capital stock or securities convertible into, or exchangeable for (with or without additional consideration), the Company’s capital stock, except that such defined term shall not include any security (x) granted, issued and/or sold by the Company to any employee, director or consultant in such capacity or (y) issued upon the conversion or exercise of any option or warrant outstanding as of the date of this Note.

(iii) “Qualified Securities” shall mean the Company’s most senior class of Securities, issued pursuant to a Qualified Financing.

Convertible notes payable

The security will convert into (ii) “securities” shall mean the company’s capital stock or any securities conferring the right to purchase the company’s capital stock or securities convertible into, or exchangeable for (with or without additional consideration), the company’s capital stock, except that such defined term shall not include any security (x) granted, issued and/or sold by the company to any employee, director or consultant in such capacity or (y) issued upon the conversion or exercise of any option or warrant outstanding as of the date of this note. (iii) “qualified securities” shall mean the company’s most senior class of securities, issued pursuant to a qualified financing. and the terms of the Convertible notes payable are outlined below:

Amount outstanding: $25,000.00
Maturity Date: March 09, 2024
Interest Rate: 8.0%
Discount Rate: 80.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: not applicable

Material Rights

3. Conversion; Sale of the Company.

(a) Equity Securities Conversion upon a Qualified Financing. In the event that the Company issues and sells its Qualified Securities (as defined herein) to investors (the "Investors") on or before the date of the repayment in full of this Note in an equity financing resulting in gross proceeds to the Company of at least $5,000,000 (including the conversion of the Notes and any other debt) (a "Qualified Financing"), then the outstanding principal balance of this Note shall automatically convert in whole without any further action by the Holder into such Equity Securities at a conversion price equal to 80% of the per share price (or equivalent price if the Company is a limited liability company) paid by the Investors and otherwise on the same terms and conditions as given to the Investors (other than price). Any unpaid accrued interest on this Note shall be converted into Equity Securities on the same terms as the principal of the Notes.

(b) Optional Conversion Upon the Maturity Date. In the event that a Qualified Financing is not consummated prior to the Maturity Date, then, at the written election of the Requisite Holders provided to the Company at least five days prior to the Maturity Date, effective upon the Maturity Date, the outstanding principal balance and any unpaid accrued interest under this Note and each of the other Notes shall be converted into shares of the Company's most senior class or series of Securities at a conversion price equal to the quotient of $5,000,000 divided by the aggregate number of issued and outstanding Securities as of the Maturity Date (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes).

(c) Cash Payment or Conversion Upon a Liquidity Event. Notwithstanding any provision of this Note to the contrary, in the event that the Company consummates a Sale of the Company prior to the conversion or repayment in full of this Note, then, at the Holder's election, the Company either (i) shall pay to Holder an amount equal to the outstanding principal balance and all accrued and unpaid interest of this Note in full satisfaction of the Company's obligations under this Note, or (ii) permit Holder to convert the outstanding principal balance of such this Note and all accrued and unpaid interest thereon into shares of the Company's most senior class or series of Securities of the Company which are then issued and outstanding at a conversion price equal to a price per share equal to 80% of the per share consideration to be paid in respect of such Securities in connection with the Sale of the Company. Company shall provide Holder ten (10) days' prior written notice of the anticipated closing date of such Sale of the Company. Within five (5) days from the date of such notice, Holder shall provide Company with a written notice of its election either to receive a cash payment pursuant to Section 3(c)(i) or convert pursuant to Section 3(c)(ii) ("Election Notice"). In the event that Holder does not provide an Election Notice to Company within such five-day period, Holder shall be deemed to have elected to receive a cash payment pursuant to Section 3(c)(i).

(d) Fractional Shares. If, after aggregation, the conversion of this Note would result in the issuance of a fractional share (or other equity interest), the Company shall have the option, in lieu of issuance of any fractional share (or other equity interest), to pay the Holder otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock (or equivalent equity interest of the Company if it is a limited liability company) into which this Note has converted by such fraction.

(e) Definitions. For purposes of this Note:

(i) "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders or members, as applicable, of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

Convertible notes payable

The security will convert into (ii) "securities" shall mean the company's capital stock or any securities conferring the right to purchase the company's capital stock or securities convertible into, or exchangeable for (with or without additional consideration), the company's capital stock, except that such defined term shall not include any security (x) granted, issued and/or sold by the company to any employee, director or consultant in such capacity or (y) issued upon the conversion or exercise of any option or warrant outstanding as of the date of this note. (iii) "qualified securities" shall mean the company's most senior class of securities, issued pursuant to a qualified financing. and the terms of the Convertible notes payable are outlined below:

Amount outstanding: $25,000.00
Maturity Date: March 31, 2023

Interest Rate: 8.0%
Discount Rate: 80.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: not applicable

Material Rights

3. Conversion; Sale of the Company.

(a) Equity Securities Conversion upon a Qualified Financing. In the event that the Company issues and sells its Qualified Securities (as defined herein) to investors (the "Investors") on or before the date of the repayment in full of this Note in an equity financing resulting in gross proceeds to the Company of at least $5,000,000 (including the conversion of the Notes and any other debt) (a "Qualified Financing"), then the outstanding principal balance of this Note shall automatically convert in whole without any further action by the Holder into such Equity Securities at a conversion price equal to 80% of the per share price (or equivalent price if the Company is a limited liability company) paid by the Investors and otherwise on the same terms and conditions as given to the Investors (other than price). Any unpaid accrued interest on this Note shall be converted into Equity Securities on the same terms as the principal of the Notes.

(b) Optional Conversion Upon the Maturity Date. In the event that a Qualified Financing is not consummated prior to the Maturity Date, then, at the written election of the Requisite Holders provided to the Company at least five days prior to the Maturity Date, effective upon the Maturity Date, the outstanding principal balance and any unpaid accrued interest under this Note and each of the other Notes shall be converted into shares of the Company's most senior class or series of Securities at a conversion price equal to the quotient of $5,000,000 divided by the aggregate number of issued and outstanding Securities as of the Maturity Date (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes).

(c) Cash Payment or Conversion Upon a Liquidity Event. Notwithstanding any provision of this Note to the contrary, in the event that the Company consummates a Sale of the Company prior to the conversion or repayment in full of this Note, then, at the Holder's election, the Company either (i) shall pay to Holder an amount equal to the outstanding principal balance and all accrued and unpaid interest of this Note in full satisfaction of the Company's obligations under this Note, or (ii) permit Holder to convert the outstanding principal balance of such this Note and all accrued and unpaid interest thereon into shares of the Company's most senior class or series of Securities of the Company which are then issued and outstanding at a conversion price equal to a price per share equal to 80% of the per share consideration to be paid in respect of such Securities in connection with the Sale of the Company. Company shall provide Holder ten (10) days' prior written notice of the anticipated closing date of such Sale of the Company. Within five (5) days from the date of such notice, Holder shall provide Company with a written notice of its election either to receive a cash payment pursuant to Section 3(c)(i) or convert pursuant to Section 3(c)(ii) ("Election Notice"). In the event that Holder does not provide an Election Notice to Company within such five-day period, Holder shall be deemed to have elected to receive a cash payment pursuant to Section 3(c)(i).

(d) Fractional Shares. If, after aggregation, the conversion of this Note would result in the issuance of a fractional share (or other equity interest), the Company shall have the option, in lieu of issuance of any fractional share (or other equity interest), to pay the Holder otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock (or equivalent equity interest of the Company if it is a limited liability company) into which this Note has converted by such fraction.

(e) Definitions. For purposes of this Note:

(i) "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders or members, as applicable, of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

(ii) "Securities" shall mean the Company's capital stock or any securities conferring the right to purchase the Company's capital stock or securities convertible into, or exchangeable for (with or without additional consideration), the Company's capital stock, except that such defined term shall not include any security (x) granted, issued and/or sold by the Company to any employee, director or consultant in such capacity or (y) issued upon the conversion or exercise of any option or warrant outstanding as of the date of this Note.

(iii) "Qualified Securities" shall mean the Company's most senior class of Securities, issued pursuant to a Qualified Financing.

convertible note payable

The security will convert into (ii) "securities" shall mean the company's capital stock or any securities conferring the right to purchase the company's capital stock or securities convertible into, or exchangeable for (with or without additional consideration), the company's capital stock, except that such defined term shall not include any security (x) granted, issued and/or sold by the company to any employee, director or consultant in such capacity or (y) issued upon the conversion or exercise of any option or warrant outstanding as of the date of this note. (iii) "qualified securities" shall mean the company's most senior class of securities, issued pursuant to a qualified financing. and the terms of the convertible note payable are outlined below:

Amount outstanding: $150,000.00
Maturity Date: June 30, 2023
Interest Rate: 7.0%
Discount Rate: 80.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: not applicable

Material Rights

3. Conversion; Sale of the Company.

(a) Equity Securities Conversion upon a Qualified Financing. In the event that the Company issues and sells its Qualified Securities (as defined herein) to investors (the "Investors") on or before the date of the repayment in full of this Note in an equity financing resulting in gross proceeds to the Company of at least $5,000,000 (including the conversion of the Notes and any other debt) (a "Qualified Financing"), then the outstanding principal balance of this Note shall automatically convert in whole without any further action by the Holder into such Equity Securities at a conversion price equal to 80% of the per share price (or equivalent price if the Company is a limited liability company) paid by the Investors and otherwise on the same terms and conditions as given to the Investors (other than price). Any unpaid accrued interest on this Note shall be converted into Equity Securities on the same terms as the principal of the Notes.

(b) Optional Conversion Upon the Maturity Date. In the event that a Qualified Financing is not consummated prior to the Maturity Date, then, at the written election of the Requisite Holders provided to the Company at least five days prior to the Maturity Date, effective upon the Maturity Date, the outstanding principal balance and any unpaid accrued interest under this Note and each of the other Notes shall be converted into shares of the Company's most senior class or series of Securities at a conversion price equal to the quotient of $5,000,000 divided by the aggregate number of issued and outstanding Securities as of the Maturity Date (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes).

(c) Cash Payment or Conversion Upon a Liquidity Event. Notwithstanding any provision of this Note to the contrary, in the event that the Company consummates a Sale of the Company prior to the conversion or repayment in full of this Note, then, at the Holder's election, the Company either (i) shall pay to Holder an amount equal to the outstanding principal balance and all accrued and unpaid interest of this Note in full satisfaction of the Company's obligations under this Note, or (ii) permit Holder to convert the outstanding principal balance of such this Note and all accrued and unpaid interest thereon into shares of the Company's most senior class or series of Securities of the Company which are then issued and outstanding at a conversion price equal to a price per share equal to 80% of the per share consideration to be paid in respect of such Securities in connection with the Sale of the Company. Company shall provide Holder ten (10) days' prior written notice of the anticipated closing date of such Sale of the Company. Within five (5) days from the date of such notice, Holder shall provide Company with a written notice of its election either to receive a cash payment pursuant to Section 3(c)(i) or convert pursuant to Section 3(c)(ii) ("Election Notice"). In the event that Holder does not provide an Election Notice to Company within such five-day period, Holder shall be deemed to have elected to receive a cash payment pursuant to Section 3(c)(i).

(d) Fractional Shares. If, after aggregation, the conversion of this Note would result in the issuance of a fractional share (or other equity interest), the Company shall have the option, in lieu of issuance of any fractional share (or other equity interest), to pay the Holder otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock (or equivalent equity interest of the Company if it is a limited liability company) into which this Note has converted by such fraction.

(e) Definitions. For purposes of this Note:

(i) "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders or members, as applicable, of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

(ii) "Securities" shall mean the Company's capital stock or any securities conferring the right to purchase the Company's capital stock or securities convertible into, or exchangeable for (with or without additional consideration), the Company's capital stock, except that such defined term shall not include any security (x) granted, issued and/or sold by the Company to any employee, director or consultant in such capacity or (y) issued upon the conversion or exercise of any option or warrant outstanding as of the date of this Note.

(iii) “Qualified Securities” shall mean the Company’s most senior class of Securities, issued pursuant to a Qualified Financing.

convertible note payable

The security will convert into (ii) “securities” shall mean the company’s capital stock or any securities conferring the right to purchase the company’s capital stock or securities convertible into, or exchangeable for (with or without additional consideration), the company’s capital stock, except that such defined term shall not include any security (x) granted, issued and/or sold by the company to any employee, director or consultant in such capacity or (y) issued upon the conversion or exercise of any option or warrant outstanding as of the date of this note. (iii) “qualified securities” shall mean the company’s most senior class of securities, issued pursuant to a qualified financing. and the terms of the convertible note payable are outlined below:

Amount outstanding: $100,000.00
Maturity Date: December 08, 2022
Interest Rate: 7.0%
Discount Rate: 80.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: not applicable

Material Rights

(c) Cash Payment or Conversion Upon a Liquidity Event. Notwithstanding any provision of this Note to the contrary, in the event that the Company consummates a Sale of the Company prior to the conversion or repayment in full of this Note, then, at the Holder’s election, the Company either (i) shall pay to Holder an amount equal to the outstanding principal balance and all accrued and unpaid interest of this Note in full satisfaction of the Company’s obligations under this Note, or (ii) permit Holder to convert the outstanding principal balance of such this Note and all accrued and unpaid interest thereon into shares of the Company’s most senior class or series of Securities of the Company which are then issued and outstanding at a conversion price equal to a price per share equal to 80% of the per share consideration to be paid in respect of such Securities in connection with the Sale of the Company. Company shall provide Holder ten (10) days’ prior written notice of the anticipated closing date of such Sale of the Company. Within five (5) days from the date of such notice, Holder shall provide Company with a written notice of its election either to receive a cash payment pursuant to Section 3(c)(i) or convert pursuant to Section 3(c)(ii) (“Election Notice”). In the event that Holder does not provide an Election Notice to Company within such five-day period, Holder shall be deemed to have elected to receive a cash payment pursuant to Section 3(c)(i).

(d) Fractional Shares. If, after aggregation, the conversion of this Note would result in the issuance of a fractional share (or other equity interest), the Company shall have the option, in lieu of issuance of any fractional share (or other equity interest), to pay the Holder otherwise entitled to such fraction a sum in cash equal to the product

resulting from multiplying the then current fair market value of one share of the class and series of capital stock (or equivalent equity interest of the Company if it is a limited liability company) into which this Note has converted by such fraction.

(e) Definitions. For purposes of this Note:

(i) “Sale of the Company” shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders or members, as applicable, of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company’s voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

CG Convertible Note Payable 2.25.20 Getty

The security will convert into (ii) “securities” shall mean the company’s capital stock or any securities conferring the right to purchase the company’s capital stock or securities convertible into, or exchangeable for (with or without additional consideration), the company’s capital stock, except that such defined term shall not include any security (x) granted, issued and/or sold by the company to any employee, director or consultant in such capacity or (y) issued upon the conversion or exercise of any option or warrant outstanding as of the date of this note. (iii) “qualified securities” shall mean the company’s most senior class of securities, issued pursuant to a qualified financing. and the terms of the CG Convertible Note Payable 2.25.20 Getty are outlined below:

Amount outstanding: $25,000.00
Maturity Date: February 24, 2023
Interest Rate: 6.0%
Discount Rate: 80.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: not applicable

Material Rights

3. Conversion; Sale of the Company.

(a) Equity Securities Conversion upon a Qualified Financing. In the event that the Company issues and sells its Qualified Securities (as defined herein) to investors (the

“Investors”) on or before the date of the repayment in full of this Note in an equity financing resulting in gross proceeds to the Company of at least $5,000,000 (including the conversion of the Notes and any other debt) (a “Qualified Financing”), then the outstanding principal balance of this Note shall automatically convert in whole without any further action by the Holder into such Equity Securities at a conversion price equal to 80% of the per share price (or equivalent price if the Company is a limited liability company) paid by the Investors and otherwise on the same terms and conditions as given to the Investors (other than price). Any unpaid accrued interest on this Note shall be converted into Equity Securities on the same terms as the principal of the Notes.

(b) Optional Conversion Upon the Maturity Date. In the event that a Qualified Financing is not consummated prior to the Maturity Date, then, at the written election of the Requisite Holders provided to the Company at least five days prior to the Maturity Date, effective upon the Maturity Date, the outstanding principal balance and any unpaid accrued interest under this Note and each of the other Notes shall be converted into shares of the Company’s most senior class or series of Securities at a conversion price equal to the quotient of $5,000,000 divided by the aggregate number of issued and outstanding Securities as of the Maturity Date (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes).

(c) Cash Payment or Conversion Upon a Liquidity Event. Notwithstanding any provision of this Note to the contrary, in the event that the Company consummates a Sale of the Company prior to the conversion or repayment in full of this Note, then, at the Holder’s election, the Company either (i) shall pay to Holder an amount equal to the outstanding principal balance and all accrued and unpaid interest of this Note in full satisfaction of the Company’s obligations under this Note, or (ii) permit Holder to convert the outstanding principal balance of such this Note and all accrued and unpaid interest thereon into shares of the Company’s most senior class or series of Securities of the Company which are then issued and outstanding at a conversion price equal to a price per share equal to 80% of the per share consideration to be paid in respect of such Securities in connection with the Sale of the Company. Company shall provide Holder ten (10) days’ prior written notice of the anticipated closing date of such Sale of the Company. Within five (5) days from the date of such notice, Holder shall provide Company with a written notice of its election either to receive a cash payment pursuant to Section 3(c)(i) or convert pursuant to Section 3(c)(ii) (“Election Notice”). In the event that Holder does not provide an Election Notice to Company within such five-day period, Holder shall be deemed to have elected to receive a cash payment pursuant to Section 3(c)(i).

(d) Fractional Shares. If, after aggregation, the conversion of this Note would result in the issuance of a fractional share (or other equity interest), the Company shall have the option, in lieu of issuance of any fractional share (or other equity interest), to pay the Holder otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock (or equivalent equity interest of the Company if it is a

limited liability company) into which this Note has converted by such fraction.

(e) Definitions. For purposes of this Note:

(i) "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders or members, as applicable, of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

(ii) "Securities" shall mean the Company's capital stock or any securities conferring the right to purchase the Company's capital stock or securities convertible into, or exchangeable for (with or without additional consideration), the Company's capital stock, except that such defined term shall not include any security (x) granted, issued and/or sold by the Company to any employee, director or consultant in such capacity or (y) issued upon the conversion or exercise of any option or warrant outstanding as of the date of this Note.

(iii) "Qualified Securities" shall mean the Company's most senior class of Securities, issued pursuant to a Qualified Financing.

CG Convertible Note Payable 7.20.20 DFF 20

The security will convert into (ii) "securities" shall mean the company's capital stock or any securities conferring the right to purchase the company's capital stock or securities convertible into, or exchangeable for (with or without additional consideration), the company's capital stock, except that such defined term shall not include any security (x) granted, issued and/or sold by the company to any employee, director or consultant in such capacity or (y) issued upon the conversion or exercise of any option or warrant outstanding as of the date of this note. (iii) "qualified securities" shall mean the company's most senior class of securities, issued pursuant to a qualified financing. and the terms of the CG Convertible Note Payable 7.20.20 DFF 20 are outlined below:

Amount outstanding: $20,000.00
Maturity Date: July 23, 2023
Interest Rate: 6.0%
Discount Rate: 80.0%

Valuation Cap: $5,000,000.00
Conversion Trigger: not applicable

Material Rights

3. Conversion; Sale of the Company.

(a) Equity Securities Conversion upon a Qualified Financing. In the event that the Company issues and sells its Qualified Securities (as defined herein) to investors (the "Investors") on or before the date of the repayment in full of this Note in an equity financing resulting in gross proceeds to the Company of at least $5,000,000 (including the conversion of the Notes and any other debt) (a "Qualified Financing"), then the outstanding principal balance of this Note shall automatically convert in whole without any further action by the Holder into such Equity Securities at a conversion price equal to 80% of the per share price (or equivalent price if the Company is a limited liability company) paid by the Investors and otherwise on the same terms and conditions as given to the Investors (other than price). Any unpaid accrued interest on this Note shall be converted into Equity Securities on the same terms as the principal of the Notes.

(b) Optional Conversion Upon the Maturity Date. In the event that a Qualified Financing is not consummated prior to the Maturity Date, then, at the written election of the Requisite Holders provided to the Company at least five days prior to the Maturity Date, effective upon the Maturity Date, the outstanding principal balance and any unpaid accrued interest under this Note and each of the other Notes shall be converted into shares of the Company's most senior class or series of Securities at a conversion price equal to the quotient of $5,000,000 divided by the aggregate number of issued and outstanding Securities as of the Maturity Date (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes).

(c) Cash Payment or Conversion Upon a Liquidity Event. Notwithstanding any provision of this Note to the contrary, in the event that the Company consummates a Sale of the Company prior to the conversion or repayment in full of this Note, then, at the Holder's election, the Company either (i) shall pay to Holder an amount equal to the outstanding principal balance and all accrued and unpaid interest of this Note in full satisfaction of the Company's obligations under this Note, or (ii) permit Holder to convert the outstanding principal balance of such this Note and all accrued and unpaid interest thereon into shares of the Company's most senior class or series of Securities of the Company which are then issued and outstanding at a conversion price equal to a price per share equal to 80% of the per share consideration to be paid in respect of such Securities in connection with the Sale of the Company. Company shall provide Holder ten (10) days' prior written notice of the anticipated closing date of such Sale of the Company. Within five (5) days from the date of such notice, Holder shall provide Company with a written notice of its election either to receive a cash payment pursuant to Section 3(c)(i) or convert pursuant to Section 3(c)(ii) ("Election Notice"). In the event that Holder does not provide an Election Notice to Company within such five-day period, Holder shall be deemed to have elected to receive a cash payment pursuant to Section 3(c)(i).

(d) Fractional Shares. If, after aggregation, the conversion of this Note would result in the issuance of a fractional share (or other equity interest), the Company shall have the option, in lieu of issuance of any fractional share (or other equity interest), to pay the Holder otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock (or equivalent equity interest of the Company if it is a limited liability company) into which this Note has converted by such fraction.

(e) Definitions. For purposes of this Note:

(i) “Sale of the Company” shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders or members, as applicable, of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company’s voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

(ii) “Securities” shall mean the Company’s capital stock or any securities conferring the right to purchase the Company’s capital stock or securities convertible into, or exchangeable for (with or without additional consideration), the Company’s capital stock, except that such defined term shall not include any security (x) granted, issued and/or sold by the Company to any employee, director or consultant in such capacity or (y) issued upon the conversion or exercise of any option or warrant outstanding as of the date of this Note.

(iii) “Qualified Securities” shall mean the Company’s most senior class of Securities, issued pursuant to a Qualified Financing.

The security will convert into (ii) “securities” shall mean the company’s capital stock or any securities conferring the right to purchase the company’s capital stock or securities convertible into, or exchangeable for (with or without additional consideration), the company’s capital stock, except that such defined term shall not include any security (x) granted, issued and/or sold by the company to any employee, director or consultant in such capacity or (y) issued upon the conversion or exercise of any option or warrant outstanding as of the date of this note. (iii) “qualified securities” shall mean the company’s most senior class of securities, issued pursuant to a qualified financing. and the terms of the CG Convertible Note Payable 8.11.20 DFF 10 are outlined below:

Amount outstanding: $10,000.00
Maturity Date: August 10, 2023
Interest Rate: 6.0%
Discount Rate: 80.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: not applicable

Material Rights

3. Conversion; Sale of the Company.

(a) Equity Securities Conversion upon a Qualified Financing. In the event that the Company issues and sells its Qualified Securities (as defined herein) to investors (the “Investors”) on or before the date of the repayment in full of this Note in an equity financing resulting in gross proceeds to the Company of at least $5,000,000 (including the conversion of the Notes and any other debt) (a “Qualified Financing”), then the outstanding principal balance of this Note shall automatically convert in whole without any further action by the Holder into such Equity Securities at a conversion price equal to 80% of the per share price (or equivalent price if the Company is a limited liability company) paid by the Investors and otherwise on the same terms and conditions as given to the Investors (other than price). Any unpaid accrued interest on this Note shall be converted into Equity Securities on the same terms as the principal of the Notes.

(b) Optional Conversion Upon the Maturity Date. In the event that a Qualified Financing is not consummated prior to the Maturity Date, then, at the written election of the Requisite Holders provided to the Company at least five days prior to the Maturity Date, effective upon the Maturity Date, the outstanding principal balance and any unpaid accrued interest under this Note and each of the other Notes shall be converted into shares of the Company’s most senior class or series of Securities at a conversion price equal to the quotient of $5,000,000 divided by the aggregate number of issued and outstanding Securities as of the Maturity Date (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes).

(c) Cash Payment or Conversion Upon a Liquidity Event. Notwithstanding any provision of this Note to the contrary, in the event that the Company consummates a Sale of the Company prior to the conversion or repayment in full of this Note, then, at the Holder’s election, the Company either (i) shall pay to Holder an amount equal to the outstanding principal balance and all accrued and unpaid interest of this Note in full satisfaction of the Company’s obligations under this Note, or (ii) permit Holder to convert the outstanding principal balance of such this Note and all accrued and unpaid interest thereon into shares of the Company’s most senior class or series of

Securities of the Company which are then issued and outstanding at a conversion price equal to a price per share equal to 80% of the per share consideration to be paid in respect of such Securities in connection with the Sale of the Company. Company shall provide Holder ten (10) days' prior written notice of the anticipated closing date of such Sale of the Company. Within five (5) days from the date of such notice, Holder shall provide Company with a written notice of its election either to receive a cash payment pursuant to Section 3(c)(i) or convert pursuant to Section 3(c)(ii) ("Election Notice"). In the event that Holder does not provide an Election Notice to Company within such five-day period, Holder shall be deemed to have elected to receive a cash payment pursuant to Section 3(c)(i).

(d) Fractional Shares. If, after aggregation, the conversion of this Note would result in the issuance of a fractional share (or other equity interest), the Company shall have the option, in lieu of issuance of any fractional share (or other equity interest), to pay the Holder otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock (or equivalent equity interest of the Company if it is a limited liability company) into which this Note has converted by such fraction.

(e) Definitions. For purposes of this Note:

(i) "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders or members, as applicable, of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

The security will convert into (ii) "securities" shall mean the company's capital stock or any securities conferring the right to purchase the company's capital stock or securities convertible into, or exchangeable for (with or without additional consideration), the company's capital stock, except that such defined term shall not include any security (x) granted, issued and/or sold by the company to any employee, director or consultant in such capacity or (y) issued upon the conversion or exercise of any option or warrant outstanding as of the date of this note. (iii) "qualified securities" shall mean the company's most senior class of securities, issued pursuant to a qualified financing. and the terms of the CG Convertible Note Payable 11.25.20 DFF 7 are outlined below:

Amount outstanding: $7,000.00
Maturity Date: November 24, 2023
Interest Rate: 6.0%
Discount Rate: 80.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: not applicable

Material Rights

3. Conversion; Sale of the Company.

(a) Equity Securities Conversion upon a Qualified Financing. In the event that the Company issues and sells its Qualified Securities (as defined herein) to investors (the "Investors") on or before the date of the repayment in full of this Note in an equity financing resulting in gross proceeds to the Company of at least $5,000,000 (including the conversion of the Notes and any other debt) (a "Qualified Financing"), then the outstanding principal balance of this Note shall automatically convert in whole without any further action by the Holder into such Equity Securities at a conversion price equal to 80% of the per share price (or equivalent price if the Company is a limited liability company) paid by the Investors and otherwise on the same terms and conditions as given to the Investors (other than price). Any unpaid accrued interest on this Note shall be converted into Equity Securities on the same terms as the principal of the Notes.

(b) Optional Conversion Upon the Maturity Date. In the event that a Qualified Financing is not consummated prior to the Maturity Date, then, at the written election of the Requisite Holders provided to the Company at least five days prior to the Maturity Date, effective upon the Maturity Date, the outstanding principal balance and any unpaid accrued interest under this Note and each of the other Notes shall be converted into shares of the Company's most senior class or series of Securities at a conversion price equal to the quotient of $5,000,000 divided by the aggregate number of issued and outstanding Securities as of the Maturity Date (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes).

(c) Cash Payment or Conversion Upon a Liquidity Event. Notwithstanding any provision of this Note to the contrary, in the event that the Company consummates a Sale of the Company prior to the conversion or repayment in full of this Note, then, at the Holder's election, the Company either (i) shall pay to Holder an amount equal to the outstanding principal balance and all accrued and unpaid interest of this Note in full satisfaction of the Company's obligations under this Note, or (ii) permit Holder to convert the outstanding principal balance of such this Note and all accrued and unpaid interest thereon into shares of the Company's most senior class or series of Securities of the Company which are then issued and outstanding at a conversion price equal to a price per share equal to 80% of the per share consideration to be paid in respect of such Securities in connection with the Sale of the Company. Company shall provide Holder ten (10) days' prior written notice of the anticipated closing date of such Sale of the Company. Within five (5) days from the date of such notice, Holder shall provide Company with a written notice of its election either to receive a cash payment pursuant to Section 3(c)(i) or convert pursuant to Section 3(c)(ii) ("Election Notice"). In the event that Holder does not provide an Election Notice to Company within such five-day period, Holder shall be deemed to have elected to receive a cash payment pursuant to Section 3(c)(i).

(d) Fractional Shares. If, after aggregation, the conversion of this Note would result in the issuance of a fractional share (or other equity interest), the Company shall have the option, in lieu of issuance of any fractional share (or other equity interest), to pay the Holder otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock (or equivalent equity interest of the Company if it is a limited liability company) into which this Note has converted by such fraction.

(e) Definitions. For purposes of this Note:

(i) "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders or members, as applicable, of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

CG Convertible Notes Payable 3.31.22 F&F

The security will convert into (ii) "securities" shall mean the company's capital stock or any securities conferring the right to purchase the company's capital stock or securities convertible into, or exchangeable for (with or without additional consideration), the company's capital stock, except that such defined term shall not include any security (x) granted, issued and/or sold by the company to any employee, director or consultant in such capacity or (y) issued upon the conversion or exercise of any option or warrant outstanding as of the date of this note. (iii) "qualified securities" shall mean the company's most senior class of securities, issued pursuant to a qualified financing. and the terms of the CG Convertible Notes Payable 3.31.22 F&F are outlined below:

Amount outstanding: $20,000.00
Maturity Date: March 31, 2023
Interest Rate: 7.0%
Discount Rate: 80.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: not applicable

Material Rights

3. Conversion; Sale of the Company.

(a) Equity Securities Conversion upon a Qualified Financing. In the event that the Company issues and sells its Qualified Securities (as defined herein) to investors (the "Investors") on or before the date of the repayment in full of this Note in an equity financing resulting in gross proceeds to the Company of at least $5,000,000 (including the conversion of the Notes and any other debt) (a "Qualified Financing"), then the outstanding principal balance of this Note shall automatically convert in whole without any further action by the Holder into such Equity Securities at a conversion price equal to 80% of the per share price (or equivalent price if the Company is a limited liability company) paid by the Investors and otherwise on the same terms and conditions as given to the Investors (other than price). Any unpaid accrued interest on this Note shall be converted into Equity Securities on the same terms as the principal of the Notes.

(b) Optional Conversion Upon the Maturity Date. In the event that a Qualified Financing is not consummated prior to the Maturity Date, then, at the written election of the Requisite Holders provided to the Company at least five days prior to the Maturity Date, effective upon the Maturity Date, the outstanding principal balance and any unpaid accrued interest under this Note and each of the other Notes shall be converted into shares of the Company's most senior class or series of Securities at a conversion price equal to the quotient of $5,000,000 divided by the aggregate number of issued and outstanding Securities as of the Maturity Date (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes).

(c) Cash Payment or Conversion Upon a Liquidity Event. Notwithstanding any provision of this Note to the contrary, in the event that the Company consummates a Sale of the Company prior to the conversion or repayment in full of this Note, then, at the Holder's election, the Company either (i) shall pay to Holder an amount equal to the outstanding principal balance and all accrued and unpaid interest of this Note in full satisfaction of the Company's obligations under this Note, or (ii) permit Holder to convert the outstanding principal balance of such this Note and all accrued and unpaid interest thereon into shares of the Company's most senior class or series of Securities of the Company which are then issued and outstanding at a conversion price equal to a price per share equal to 80% of the per share consideration to be paid in respect of such Securities in connection with the Sale of the Company. Company shall provide Holder ten (10) days' prior written notice of the anticipated closing date of such Sale of the Company. Within five (5) days from the date of such notice, Holder shall provide Company with a written notice of its election either to receive a cash payment pursuant to Section 3(c)(i) or convert pursuant to Section 3(c)(ii) ("Election Notice"). In the event that Holder does not provide an Election Notice to Company within such five-day period, Holder shall be deemed to have elected to receive a cash payment pursuant to Section 3(c)(i).

(d) Fractional Shares. If, after aggregation, the conversion of this Note would result in the issuance of a fractional share (or other equity interest), the Company shall have the option, in lieu of issuance of any fractional share (or other equity interest), to pay the Holder otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock (or equivalent equity interest of the Company if it is a limited liability company) into which this Note has converted by such fraction.

(e) Definitions. For purposes of this Note:

(i) "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders or members, as applicable, of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

CG Convertible Note Payable 4.1.21 TWyatt

The security will convert into (ii) "securities" shall mean the company's capital stock or any securities conferring the right to purchase the company's capital stock or securities convertible into, or exchangeable for (with or without additional consideration), the company's capital stock, except that such defined term shall not include any security (x) granted, issued and/or sold by the company to any employee, director or consultant in such capacity or (y) issued upon the conversion or exercise of any option or warrant outstanding as of the date of this note. (iii) "qualified securities" shall mean the company's most senior class of securities, issued pursuant to a qualified financing. and the terms of the CG Convertible Note Payable 4.1.21 TWyatt are outlined below:

Amount outstanding: $100,000.00
Maturity Date: March 31, 2024

Interest Rate: 7.0%
Discount Rate: 80.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: not applicable

Material Rights

3. Conversion; Sale of the Company.

(a) Equity Securities Conversion upon a Qualified Financing. In the event that the Company issues and sells its Qualified Securities (as defined herein) to investors (the "Investors") on or before the date of the repayment in full of this Note in an equity financing resulting in gross proceeds to the Company of at least $5,000,000 (including the conversion of the Notes and any other debt) (a "Qualified Financing"), then the outstanding principal balance of this Note shall automatically convert in whole without any further action by the Holder into such Equity Securities at a conversion price equal to 80% of the per share price (or equivalent price if the Company is a limited liability company) paid by the Investors and otherwise on the same terms and conditions as given to the Investors (other than price). Any unpaid accrued interest on this Note shall be converted into Equity Securities on the same terms as the principal of the Notes.

(b) Optional Conversion Upon the Maturity Date. In the event that a Qualified Financing is not consummated prior to the Maturity Date, then, at the written election of the Requisite Holders provided to the Company at least five days prior to the Maturity Date, effective upon the Maturity Date, the outstanding principal balance and any unpaid accrued interest under this Note and each of the other Notes shall be converted into shares of the Company's most senior class or series of Securities at a conversion price equal to the quotient of $5,000,000 divided by the aggregate number of issued and outstanding Securities as of the Maturity Date (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes).

(c) Cash Payment or Conversion Upon a Liquidity Event. Notwithstanding any provision of this Note to the contrary, in the event that the Company consummates a Sale of the Company prior to the conversion or repayment in full of this Note, then, at the Holder's election, the Company either (i) shall pay to Holder an amount equal to the outstanding principal balance and all accrued and unpaid interest of this Note in full satisfaction of the Company's obligations under this Note, or (ii) permit Holder to convert the outstanding principal balance of such this Note and all accrued and unpaid interest thereon into shares of the Company's most senior class or series of Securities of the Company which are then issued and outstanding at a conversion price equal to a price per share equal to 80% of the per share consideration to be paid in respect of such Securities in connection with the Sale of the Company. Company shall provide Holder ten (10) days' prior written notice of the anticipated closing date of such Sale of the Company. Within five (5) days from the date of such notice, Holder shall provide Company with a written notice of its election either to receive a cash payment pursuant to Section 3(c)(i) or convert pursuant to Section 3(c)(ii) ("Election Notice"). In the event that Holder does not provide an Election Notice to Company within such five-day period, Holder shall be deemed to have elected to receive a cash payment pursuant to Section 3(c)(i).

(d) Fractional Shares. If, after aggregation, the conversion of this Note would result in the issuance of a fractional share (or other equity interest), the Company shall have the option, in lieu of issuance of any fractional share (or other equity interest), to pay the Holder otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock (or equivalent equity interest of the Company if it is a limited liability company) into which this Note has converted by such fraction.

(e) Definitions. For purposes of this Note:

(i) "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders or members, as applicable, of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

CG Convertible Note Payable 4.25.21 Meyer

The security will convert into (ii) "securities" shall mean the company's capital stock or any securities conferring the right to purchase the company's capital stock or securities convertible into, or exchangeable for (with or without additional consideration), the company's capital stock, except that such defined term shall not include any security (x) granted, issued and/or sold by the company to any employee, director or consultant in such capacity or (y) issued upon the conversion or exercise of any option or warrant outstanding as of the date of this note. (iii) "qualified securities" shall mean the company's most senior class of securities, issued pursuant to a qualified financing. and the terms of the CG Convertible Note Payable 4.25.21 Meyer are outlined below:

Amount outstanding: $5,000.00
Maturity Date: March 31, 2023
Interest Rate: 7.0%
Discount Rate: 80.0%

Valuation Cap: $5,000,000.00
Conversion Trigger: not applicable

Material Rights

3. Conversion; Sale of the Company.

(a) Equity Securities Conversion upon a Qualified Financing. In the event that the Company issues and sells its Qualified Securities (as defined herein) to investors (the "Investors") on or before the date of the repayment in full of this Note in an equity financing resulting in gross proceeds to the Company of at least $5,000,000 (including the conversion of the Notes and any other debt) (a "Qualified Financing"), then the outstanding principal balance of this Note shall automatically convert in whole without any further action by the Holder into such Equity Securities at a conversion price equal to 80% of the per share price (or equivalent price if the Company is a limited liability company) paid by the Investors and otherwise on the same terms and conditions as given to the Investors (other than price). Any unpaid accrued interest on this Note shall be converted into Equity Securities on the same terms as the principal of the Notes.

(b) Optional Conversion Upon the Maturity Date. In the event that a Qualified Financing is not consummated prior to the Maturity Date, then, at the written election of the Requisite Holders provided to the Company at least five days prior to the Maturity Date, effective upon the Maturity Date, the outstanding principal balance and any unpaid accrued interest under this Note and each of the other Notes shall be converted into shares of the Company's most senior class or series of Securities at a conversion price equal to the quotient of $5,000,000 divided by the aggregate number of issued and outstanding Securities as of the Maturity Date (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes).

(c) Cash Payment or Conversion Upon a Liquidity Event. Notwithstanding any provision of this Note to the contrary, in the event that the Company consummates a Sale of the Company prior to the conversion or repayment in full of this Note, then, at the Holder's election, the Company either (i) shall pay to Holder an amount equal to the outstanding principal balance and all accrued and unpaid interest of this Note in full satisfaction of the Company's obligations under this Note, or (ii) permit Holder to convert the outstanding principal balance of such this Note and all accrued and unpaid interest thereon into shares of the Company's most senior class or series of Securities of the Company which are then issued and outstanding at a conversion price equal to a price per share equal to 80% of the per share consideration to be paid in respect of such Securities in connection with the Sale of the Company. Company shall provide Holder ten (10) days' prior written notice of the anticipated closing date of such Sale of the Company. Within five (5) days from the date of such notice, Holder shall provide Company with a written notice of its election either to receive a cash payment pursuant to Section 3(c)(i) or convert pursuant to Section 3(c)(ii) ("Election Notice"). In the event that Holder does not provide an Election Notice to Company within such five-day period, Holder shall be deemed to have elected to receive a cash payment pursuant to Section 3(c)(i).

(d) Fractional Shares. If, after aggregation, the conversion of this Note would result in the issuance of a fractional share (or other equity interest), the Company shall have the option, in lieu of issuance of any fractional share (or other equity interest), to pay the Holder otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock (or equivalent equity interest of the Company if it is a limited liability company) into which this Note has converted by such fraction.

(e) Definitions. For purposes of this Note:

(i) “Sale of the Company” shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders or members, as applicable, of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company’s voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

CG Convertible Note Payable 6.4.21 DFF

The security will convert into (ii) “securities” shall mean the company’s capital stock or any securities conferring the right to purchase the company’s capital stock or securities convertible into, or exchangeable for (with or without additional consideration), the company’s capital stock, except that such defined term shall not include any security (x) granted, issued and/or sold by the company to any employee, director or consultant in such capacity or (y) issued upon the conversion or exercise of any option or warrant outstanding as of the date of this note. (iii) “qualified securities” shall mean the company’s most senior class of securities, issued pursuant to a qualified financing. and the terms of the CG Convertible Note Payable 6.4.21 DFF are outlined below:

Amount outstanding: $5,000.00
Maturity Date: June 03, 2024
Interest Rate: 6.0%
Discount Rate: 80.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: not applicable

Material Rights

3. Conversion; Sale of the Company.

(a) Equity Securities Conversion upon a Qualified Financing. In the event that the Company issues and sells its Qualified Securities (as defined herein) to investors (the "Investors") on or before the date of the repayment in full of this Note in an equity financing resulting in gross proceeds to the Company of at least $5,000,000 (including the conversion of the Notes and any other debt) (a "Qualified Financing"), then the outstanding principal balance of this Note shall automatically convert in whole without any further action by the Holder into such Equity Securities at a conversion price equal to 80% of the per share price (or equivalent price if the Company is a limited liability company) paid by the Investors and otherwise on the same terms and conditions as given to the Investors (other than price). Any unpaid accrued interest on this Note shall be converted into Equity Securities on the same terms as the principal of the Notes.

(b) Optional Conversion Upon the Maturity Date. In the event that a Qualified Financing is not consummated prior to the Maturity Date, then, at the written election of the Requisite Holders provided to the Company at least five days prior to the Maturity Date, effective upon the Maturity Date, the outstanding principal balance and any unpaid accrued interest under this Note and each of the other Notes shall be converted into shares of the Company's most senior class or series of Securities at a conversion price equal to the quotient of $5,000,000 divided by the aggregate number of issued and outstanding Securities as of the Maturity Date (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes).

(c) Cash Payment or Conversion Upon a Liquidity Event. Notwithstanding any provision of this Note to the contrary, in the event that the Company consummates a Sale of the Company prior to the conversion or repayment in full of this Note, then, at the Holder's election, the Company either (i) shall pay to Holder an amount equal to the outstanding principal balance and all accrued and unpaid interest of this Note in full satisfaction of the Company's obligations under this Note, or (ii) permit Holder to convert the outstanding principal balance of such this Note and all accrued and unpaid interest thereon into shares of the Company's most senior class or series of Securities of the Company which are then issued and outstanding at a conversion price equal to a price per share equal to 80% of the per share consideration to be paid in respect of such Securities in connection with the Sale of the Company. Company shall provide Holder ten (10) days' prior written notice of the anticipated closing date of such Sale of the Company. Within five (5) days from the date of such notice, Holder shall provide Company with a written notice of its election either to receive a cash payment pursuant to Section 3(c)(i) or convert pursuant to Section 3(c)(ii) ("Election Notice"). In the event that Holder does not provide an Election Notice to Company within such five-day period, Holder shall be deemed to have elected to receive a cash payment pursuant to Section 3(c)(i).

(d) Fractional Shares. If, after aggregation, the conversion of this Note would result in the issuance of a fractional share (or other equity interest), the Company shall have the option, in lieu of issuance of any fractional share (or other equity interest), to pay the Holder otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock (or equivalent equity interest of the Company if it is a limited liability company) into which this Note has converted by such fraction.

(e) Definitions. For purposes of this Note:

(i) "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders or members, as applicable, of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

Convertible Note Payable 6.21.21 Fields

The security will convert into (ii) "securities" shall mean the company's capital stock or any securities conferring the right to purchase the company's capital stock or securities convertible into, or exchangeable for (with or without additional consideration), the company's capital stock, except that such defined term shall not include any security (x) granted, issued and/or sold by the company to any employee, director or consultant in such capacity or (y) issued upon the conversion or exercise of any option or warrant outstanding as of the date of this note. (iii) "qualified securities" shall mean the company's most senior class of securities, issued pursuant to a qualified financing. and the terms of the Convertible Note Payable 6.21.21 Fields are outlined below:

Amount outstanding: $5,000.00
Maturity Date: March 31, 2023
Interest Rate: 7.0%
Discount Rate: 80.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: not applicable

Material Rights

3. Conversion; Sale of the Company.

(a) Equity Securities Conversion upon a Qualified Financing. In the event that the Company issues and sells its Qualified Securities (as defined herein) to investors (the "Investors") on or before the date of the repayment in full of this Note in an equity financing resulting in gross proceeds to the Company of at least $5,000,000 (including the conversion of the Notes and any other debt) (a "Qualified Financing"), then the outstanding principal balance of this Note shall automatically convert in whole without any further action by the Holder into such Equity Securities at a conversion price equal to 80% of the per share price (or equivalent price if the Company is a limited liability company) paid by the Investors and otherwise on the same terms and conditions as given to the Investors (other than price). Any unpaid accrued interest on this Note shall be converted into Equity Securities on the same terms as the principal of the Notes.

(b) Optional Conversion Upon the Maturity Date. In the event that a Qualified Financing is not consummated prior to the Maturity Date, then, at the written election of the Requisite Holders provided to the Company at least five days prior to the Maturity Date, effective upon the Maturity Date, the outstanding principal balance and any unpaid accrued interest under this Note and each of the other Notes shall be converted into shares of the Company's most senior class or series of Securities at a conversion price equal to the quotient of $5,000,000 divided by the aggregate number of issued and outstanding Securities as of the Maturity Date (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes).

(c) Cash Payment or Conversion Upon a Liquidity Event. Notwithstanding any provision of this Note to the contrary, in the event that the Company consummates a Sale of the Company prior to the conversion or repayment in full of this Note, then, at the Holder's election, the Company either (i) shall pay to Holder an amount equal to the outstanding principal balance and all accrued and unpaid interest of this Note in full satisfaction of the Company's obligations under this Note, or (ii) permit Holder to convert the outstanding principal balance of such this Note and all accrued and unpaid interest thereon into shares of the Company's most senior class or series of Securities of the Company which are then issued and outstanding at a conversion price equal to a price per share equal to 80% of the per share consideration to be paid in respect of such Securities in connection with the Sale of the Company. Company shall provide Holder ten (10) days' prior written notice of the anticipated closing date of such Sale of the Company. Within five (5) days from the date of such notice, Holder shall provide Company with a written notice of its election either to receive a cash payment pursuant to Section 3(c)(i) or convert pursuant to Section 3(c)(ii) ("Election Notice"). In the event that Holder does not provide an Election Notice to Company within such five-day period, Holder shall be deemed to have elected to receive a cash payment pursuant to Section 3(c)(i).

(d) Fractional Shares. If, after aggregation, the conversion of this Note would result in the issuance of a fractional share (or other equity interest), the Company shall have

the option, in lieu of issuance of any fractional share (or other equity interest), to pay the Holder otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock (or equivalent equity interest of the Company if it is a limited liability company) into which this Note has converted by such fraction.

(e) Definitions. For purposes of this Note:

(i) “Sale of the Company” shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders or members, as applicable, of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company’s voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

CG Convertible Note Payable 7.2.21 Meyer

The security will convert into (ii) “securities” shall mean the company’s capital stock or any securities conferring the right to purchase the company’s capital stock or securities convertible into, or exchangeable for (with or without additional consideration), the company’s capital stock, except that such defined term shall not include any security (x) granted, issued and/or sold by the company to any employee, director or consultant in such capacity or (y) issued upon the conversion or exercise of any option or warrant outstanding as of the date of this note. (iii) “qualified securities” shall mean the company’s most senior class of securities, issued pursuant to a qualified financing. and the terms of the CG Convertible Note Payable 7.2.21 Meyer are outlined below:

Amount outstanding: $50,000.00
Maturity Date: March 31, 2023
Interest Rate: 7.0%
Discount Rate: 80.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: not applicable

Material Rights

3. Conversion; Sale of the Company.

(a) Equity Securities Conversion upon a Qualified Financing. In the event that the Company issues and sells its Qualified Securities (as defined herein) to investors (the "Investors") on or before the date of the repayment in full of this Note in an equity financing resulting in gross proceeds to the Company of at least $5,000,000 (including the conversion of the Notes and any other debt) (a "Qualified Financing"), then the outstanding principal balance of this Note shall automatically convert in whole without any further action by the Holder into such Equity Securities at a conversion price equal to 80% of the per share price (or equivalent price if the Company is a limited liability company) paid by the Investors and otherwise on the same terms and conditions as given to the Investors (other than price). Any unpaid accrued interest on this Note shall be converted into Equity Securities on the same terms as the principal of the Notes.

(b) Optional Conversion Upon the Maturity Date. In the event that a Qualified Financing is not consummated prior to the Maturity Date, then, at the written election of the Requisite Holders provided to the Company at least five days prior to the Maturity Date, effective upon the Maturity Date, the outstanding principal balance and any unpaid accrued interest under this Note and each of the other Notes shall be converted into shares of the Company's most senior class or series of Securities at a conversion price equal to the quotient of $5,000,000 divided by the aggregate number of issued and outstanding Securities as of the Maturity Date (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes).

(c) Cash Payment or Conversion Upon a Liquidity Event. Notwithstanding any provision of this Note to the contrary, in the event that the Company consummates a Sale of the Company prior to the conversion or repayment in full of this Note, then, at the Holder's election, the Company either (i) shall pay to Holder an amount equal to the outstanding principal balance and all accrued and unpaid interest of this Note in full satisfaction of the Company's obligations under this Note, or (ii) permit Holder to convert the outstanding principal balance of such this Note and all accrued and unpaid interest thereon into shares of the Company's most senior class or series of Securities of the Company which are then issued and outstanding at a conversion price equal to a price per share equal to 80% of the per share consideration to be paid in respect of such Securities in connection with the Sale of the Company. Company shall provide Holder ten (10) days' prior written notice of the anticipated closing date of such Sale of the Company. Within five (5) days from the date of such notice, Holder shall provide Company with a written notice of its election either to receive a cash payment pursuant to Section 3(c)(i) or convert pursuant to Section 3(c)(ii) ("Election Notice"). In the event that Holder does not provide an Election Notice to Company within such five-day period, Holder shall be deemed to have elected to receive a cash payment pursuant to Section 3(c)(i).

(d) Fractional Shares. If, after aggregation, the conversion of this Note would result in the issuance of a fractional share (or other equity interest), the Company shall have the option, in lieu of issuance of any fractional share (or other equity interest), to pay the Holder otherwise entitled to such fraction a sum in cash equal to the product

resulting from multiplying the then current fair market value of one share of the class and series of capital stock (or equivalent equity interest of the Company if it is a limited liability company) into which this Note has converted by such fraction.

(e) Definitions. For purposes of this Note:

(i) "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders or members, as applicable, of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

CG Convertible Note Payable 9.21.21 Pantaleoni

The security will convert into (ii) "securities" shall mean the company's capital stock or any securities conferring the right to purchase the company's capital stock or securities convertible into, or exchangeable for (with or without additional consideration), the company's capital stock, except that such defined term shall not include any security (x) granted, issued and/or sold by the company to any employee, director or consultant in such capacity or (y) issued upon the conversion or exercise of any option or warrant outstanding as of the date of this note. (iii) "qualified securities" shall mean the company's most senior class of securities, issued pursuant to a qualified financing. and the terms of the CG Convertible Note Payable 9.21.21 Pantaleoni are outlined below:

Amount outstanding: $25,000.00
Maturity Date: September 20, 2024
Interest Rate: 7.0%
Discount Rate: 80.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: not applicable

Material Rights

3. Conversion; Sale of the Company.

(a) Equity Securities Conversion upon a Qualified Financing. In the event that the Company issues and sells its Qualified Securities (as defined herein) to investors (the

"Investors") on or before the date of the repayment in full of this Note in an equity financing resulting in gross proceeds to the Company of at least $5,000,000 (including the conversion of the Notes and any other debt) (a "Qualified Financing"), then the outstanding principal balance of this Note shall automatically convert in whole without any further action by the Holder into such Equity Securities at a conversion price equal to 80% of the per share price (or equivalent price if the Company is a limited liability company) paid by the Investors and otherwise on the same terms and conditions as given to the Investors (other than price). Any unpaid accrued interest on this Note shall be converted into Equity Securities on the same terms as the principal of the Notes.

(b) Optional Conversion Upon the Maturity Date. In the event that a Qualified Financing is not consummated prior to the Maturity Date, then, at the written election of the Requisite Holders provided to the Company at least five days prior to the Maturity Date, effective upon the Maturity Date, the outstanding principal balance and any unpaid accrued interest under this Note and each of the other Notes shall be converted into shares of the Company's most senior class or series of Securities at a conversion price equal to the quotient of $5,000,000 divided by the aggregate number of issued and outstanding Securities as of the Maturity Date (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes).

(c) Cash Payment or Conversion Upon a Liquidity Event. Notwithstanding any provision of this Note to the contrary, in the event that the Company consummates a Sale of the Company prior to the conversion or repayment in full of this Note, then, at the Holder's election, the Company either (i) shall pay to Holder an amount equal to the outstanding principal balance and all accrued and unpaid interest of this Note in full satisfaction of the Company's obligations under this Note, or (ii) permit Holder to convert the outstanding principal balance of such this Note and all accrued and unpaid interest thereon into shares of the Company's most senior class or series of Securities of the Company which are then issued and outstanding at a conversion price equal to a price per share equal to 80% of the per share consideration to be paid in respect of such Securities in connection with the Sale of the Company. Company shall provide Holder ten (10) days' prior written notice of the anticipated closing date of such Sale of the Company. Within five (5) days from the date of such notice, Holder shall provide Company with a written notice of its election either to receive a cash payment pursuant to Section 3(c)(i) or convert pursuant to Section 3(c)(ii) ("Election Notice"). In the event that Holder does not provide an Election Notice to Company within such five-day period, Holder shall be deemed to have elected to receive a cash payment pursuant to Section 3(c)(i).

(d) Fractional Shares. If, after aggregation, the conversion of this Note would result in the issuance of a fractional share (or other equity interest), the Company shall have the option, in lieu of issuance of any fractional share (or other equity interest), to pay the Holder otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock (or equivalent equity interest of the Company if it is a

limited liability company) into which this Note has converted by such fraction.

(e) Definitions. For purposes of this Note:

(i) "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders or members, as applicable, of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

CG Convertible Notes Payable 11.3.21

The security will convert into (ii) "securities" shall mean the company's capital stock or any securities conferring the right to purchase the company's capital stock or securities convertible into, or exchangeable for (with or without additional consideration), the company's capital stock, except that such defined term shall not include any security (x) granted, issued and/or sold by the company to any employee, director or consultant in such capacity or (y) issued upon the conversion or exercise of any option or warrant outstanding as of the date of this note. (iii) "qualified securities" shall mean the company's most senior class of securities, issued pursuant to a qualified financing. and the terms of the CG Convertible Notes Payable 11.3.21 are outlined below:

Amount outstanding: $19,975.00
Maturity Date: November 01, 2022
Interest Rate: 8.0%
Discount Rate: 80.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: not applicable

Material Rights

3. Conversion; Sale of the Company.

(a) Equity Securities Conversion upon a Qualified Financing. In the event that the Company issues and sells its Qualified Securities (as defined herein) to investors (the "Investors") on or before the date of the repayment in full of this Note in an equity financing resulting in gross proceeds to the Company of at least $5,000,000 (including the conversion of the Notes and any other debt) (a "Qualified Financing"), then the outstanding principal balance of this Note shall automatically convert in whole without any further action by the Holder into such Equity Securities at a conversion price equal to 80% of the per share price (or equivalent price if the Company is a limited liability company) paid by the Investors and otherwise on the same terms and conditions as given to the Investors (other than price). Any unpaid accrued interest on this Note shall be converted into Equity Securities on the same terms as the principal of the Notes.

(b) Optional Conversion Upon the Maturity Date. In the event that a Qualified Financing is not consummated prior to the Maturity Date, then, at the written election of the Requisite Holders provided to the Company at least five days prior to the Maturity Date, effective upon the Maturity Date, the outstanding principal balance and any unpaid accrued interest under this Note and each of the other Notes shall be converted into shares of the Company's most senior class or series of Securities at a conversion price equal to the quotient of $5,000,000 divided by the aggregate number of issued and outstanding Securities as of the Maturity Date (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes).

(c) Cash Payment or Conversion Upon a Liquidity Event. Notwithstanding any provision of this Note to the contrary, in the event that the Company consummates a Sale of the Company prior to the conversion or repayment in full of this Note, then, at the Holder's election, the Company either (i) shall pay to Holder an amount equal to the outstanding principal balance and all accrued and unpaid interest of this Note in full satisfaction of the Company's obligations under this Note, or (ii) permit Holder to convert the outstanding principal balance of such this Note and all accrued and unpaid interest thereon into shares of the Company's most senior class or series of Securities of the Company which are then issued and outstanding at a conversion price equal to a price per share equal to 80% of the per share consideration to be paid in respect of such Securities in connection with the Sale of the Company. Company shall provide Holder ten (10) days' prior written notice of the anticipated closing date of such Sale of the Company. Within five (5) days from the date of such notice, Holder shall provide Company with a written notice of its election either to receive a cash payment pursuant to Section 3(c)(i) or convert pursuant to Section 3(c)(ii) ("Election Notice"). In the event that Holder does not provide an Election Notice to Company within such five-day period, Holder shall be deemed to have elected to receive a cash payment pursuant to Section 3(c)(i).

(d) Fractional Shares. If, after aggregation, the conversion of this Note would result in the issuance of a fractional share (or other equity interest), the Company shall have the option, in lieu of issuance of any fractional share (or other equity interest), to pay the Holder otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock (or equivalent equity interest of the Company if it is a limited liability company) into which this Note has converted by such fraction.

(e) Definitions. For purposes of this Note:

(i) “Sale of the Company” shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders or members, as applicable, of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company’s voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

(ii) “Securities” shall mean the Company’s capital stock or any securities conferring the right to purchase the Company’s capital stock or securities convertible into, or exchangeable for (with or without additional consideration), the Company’s capital stock, except that such defined term shall not include any security (x) granted, issued and/or sold by the Company to any employee, director or consultant in such capacity or (y) issued upon the conversion or exercise of any option or warrant outstanding as of the date of this Note.

(iii) “Qualified Securities” shall mean the Company’s most senior class of Securities, issued pursuant to a Qualified Financing.

CG Convertible Note Payable Stringer

The security will convert into (ii) “securities” shall mean the company’s capital stock or any securities conferring the right to purchase the company’s capital stock or securities convertible into, or exchangeable for (with or without additional consideration), the company’s capital stock, except that such defined term shall not include any security (x) granted, issued and/or sold by the company to any employee, director or consultant in such capacity or (y) issued upon the conversion or exercise of any option or warrant outstanding as of the date of this note. (iii) “qualified securities” shall mean the company’s most senior class of securities, issued pursuant to a qualified financing. and the terms of the CG Convertible Note Payable Stringer are outlined below:

Amount outstanding: $5,000.00
Maturity Date: December 07, 2022
Interest Rate: 7.0%
Discount Rate: 80.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: not applicable

Material Rights

3. Conversion; Sale of the Company.

(a) Equity Securities Conversion upon a Qualified Financing. In the event that the Company issues and sells its Qualified Securities (as defined herein) to investors (the "Investors") on or before the date of the repayment in full of this Note in an equity financing resulting in gross proceeds to the Company of at least $5,000,000 (including the conversion of the Notes and any other debt) (a "Qualified Financing"), then the outstanding principal balance of this Note shall automatically convert in whole without any further action by the Holder into such Equity Securities at a conversion price equal to 80% of the per share price (or equivalent price if the Company is a limited liability company) paid by the Investors and otherwise on the same terms and conditions as given to the Investors (other than price). Any unpaid accrued interest on this Note shall be converted into Equity Securities on the same terms as the principal of the Notes.

(b) Optional Conversion Upon the Maturity Date. In the event that a Qualified Financing is not consummated prior to the Maturity Date, then, at the written election of the Requisite Holders provided to the Company at least five days prior to the Maturity Date, effective upon the Maturity Date, the outstanding principal balance and any unpaid accrued interest under this Note and each of the other Notes shall be converted into shares of the Company's most senior class or series of Securities at a conversion price equal to the quotient of $5,000,000 divided by the aggregate number of issued and outstanding Securities as of the Maturity Date (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes).

(c) Cash Payment or Conversion Upon a Liquidity Event. Notwithstanding any provision of this Note to the contrary, in the event that the Company consummates a Sale of the Company prior to the conversion or repayment in full of this Note, then, at the Holder's election, the Company either (i) shall pay to Holder an amount equal to the outstanding principal balance and all accrued and unpaid interest of this Note in full satisfaction of the Company's obligations under this Note, or (ii) permit Holder to convert the outstanding principal balance of such this Note and all accrued and unpaid interest thereon into shares of the Company's most senior class or series of Securities of the Company which are then issued and outstanding at a conversion price equal to a price per share equal to 80% of the per share consideration to be paid in respect of such Securities in connection with the Sale of the Company. Company shall provide Holder ten (10) days' prior written notice of the anticipated closing date of such Sale of the Company. Within five (5) days from the date of such notice, Holder shall provide Company with a written notice of its election either to receive a cash payment pursuant to Section 3(c)(i) or convert pursuant to Section 3(c)(ii) ("Election Notice"). In the event that Holder does not provide an Election Notice to Company within such five-day period, Holder shall be deemed to have elected to receive a cash payment pursuant to Section 3(c)(i).

(d) Fractional Shares. If, after aggregation, the conversion of this Note would result in the issuance of a fractional share (or other equity interest), the Company shall have the option, in lieu of issuance of any fractional share (or other equity interest), to pay the Holder otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock (or equivalent equity interest of the Company if it is a limited liability company) into which this Note has converted by such fraction.

(e) Definitions. For purposes of this Note:

(i) “Sale of the Company” shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders or members, as applicable, of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company’s voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

CG Convertible Note Payable DFF 12.20.21

The security will convert into (ii) “securities” shall mean the company’s capital stock or any securities conferring the right to purchase the company’s capital stock or securities convertible into, or exchangeable for (with or without additional consideration), the company’s capital stock, except that such defined term shall not include any security (x) granted, issued and/or sold by the company to any employee, director or consultant in such capacity or (y) issued upon the conversion or exercise of any option or warrant outstanding as of the date of this note. (iii) “qualified securities” shall mean the company’s most senior class of securities, issued pursuant to a qualified financing. and the terms of the CG Convertible Note Payable DFF 12.20.21 are outlined below:

Amount outstanding: $5,000.00
Maturity Date: December 09, 2022
Interest Rate: 8.0%
Discount Rate: 20.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: not applicable

Material Rights

3. Conversion; Sale of the Company.

(a) Equity Securities Conversion upon a Qualified Financing. In the event that the Company issues and sells its Qualified Securities (as defined herein) to investors (the "Investors") on or before the date of the repayment in full of this Note in an equity financing resulting in gross proceeds to the Company of at least $5,000,000 (including the conversion of the Notes and any other debt) (a "Qualified Financing"), then the outstanding principal balance of this Note shall automatically convert in whole without any further action by the Holder into such Equity Securities at a conversion price equal to 80% of the per share price (or equivalent price if the Company is a limited liability company) paid by the Investors and otherwise on the same terms and conditions as given to the Investors (other than price). Any unpaid accrued interest on this Note shall be converted into Equity Securities on the same terms as the principal of the Notes.

(b) Optional Conversion Upon the Maturity Date. In the event that a Qualified Financing is not consummated prior to the Maturity Date, then, at the written election of the Requisite Holders provided to the Company at least five days prior to the Maturity Date, effective upon the Maturity Date, the outstanding principal balance and any unpaid accrued interest under this Note and each of the other Notes shall be converted into shares of the Company's most senior class or series of Securities at a conversion price equal to the quotient of $5,000,000 divided by the aggregate number of issued and outstanding Securities as of the Maturity Date (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes).

(c) Cash Payment or Conversion Upon a Liquidity Event. Notwithstanding any provision of this Note to the contrary, in the event that the Company consummates a Sale of the Company prior to the conversion or repayment in full of this Note, then, at the Holder's election, the Company either (i) shall pay to Holder an amount equal to the outstanding principal balance and all accrued and unpaid interest of this Note in full satisfaction of the Company's obligations under this Note, or (ii) permit Holder to convert the outstanding principal balance of such this Note and all accrued and unpaid interest thereon into shares of the Company's most senior class or series of Securities of the Company which are then issued and outstanding at a conversion price equal to a price per share equal to 80% of the per share consideration to be paid in respect of such Securities in connection with the Sale of the Company. Company shall provide Holder ten (10) days' prior written notice of the anticipated closing date of such Sale of the Company. Within five (5) days from the date of such notice, Holder shall provide Company with a written notice of its election either to receive a cash payment pursuant to Section 3(c)(i) or convert pursuant to Section 3(c)(ii) ("Election Notice"). In the event that Holder does not provide an Election Notice to Company within such five-day period, Holder shall be deemed to have elected to receive a cash payment pursuant to Section 3(c)(i).

(d) Fractional Shares. If, after aggregation, the conversion of this Note would result in the issuance of a fractional share (or other equity interest), the Company shall have

the option, in lieu of issuance of any fractional share (or other equity interest), to pay the Holder otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock (or equivalent equity interest of the Company if it is a limited liability company) into which this Note has converted by such fraction.

(e) Definitions. For purposes of this Note:

(i) “Sale of the Company” shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders or members, as applicable, of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company’s voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

CG Convertible Note Payable DFF 1.21.22

The security will convert into (ii) “securities” shall mean the company’s capital stock or any securities conferring the right to purchase the company’s capital stock or securities convertible into, or exchangeable for (with or without additional consideration), the company’s capital stock, except that such defined term shall not include any security (x) granted, issued and/or sold by the company to any employee, director or consultant in such capacity or (y) issued upon the conversion or exercise of any option or warrant outstanding as of the date of this note. (iii) “qualified securities” shall mean the company’s most senior class of securities, issued pursuant to a qualified financing. and the terms of the CG Convertible Note Payable DFF 1.21.22 are outlined below:

Amount outstanding: $5,000.00
Maturity Date: January 20, 2023
Interest Rate: 8.0%
Discount Rate: 20.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: not applicable

Material Rights

3. Conversion; Sale of the Company.

(a) Equity Securities Conversion upon a Qualified Financing. In the event that the Company issues and sells its Qualified Securities (as defined herein) to investors (the "Investors") on or before the date of the repayment in full of this Note in an equity financing resulting in gross proceeds to the Company of at least $5,000,000 (including the conversion of the Notes and any other debt) (a "Qualified Financing"), then the outstanding principal balance of this Note shall automatically convert in whole without any further action by the Holder into such Equity Securities at a conversion price equal to 80% of the per share price (or equivalent price if the Company is a limited liability company) paid by the Investors and otherwise on the same terms and conditions as given to the Investors (other than price). Any unpaid accrued interest on this Note shall be converted into Equity Securities on the same terms as the principal of the Notes.

(b) Optional Conversion Upon the Maturity Date. In the event that a Qualified Financing is not consummated prior to the Maturity Date, then, at the written election of the Requisite Holders provided to the Company at least five days prior to the Maturity Date, effective upon the Maturity Date, the outstanding principal balance and any unpaid accrued interest under this Note and each of the other Notes shall be converted into shares of the Company's most senior class or series of Securities at a conversion price equal to the quotient of $5,000,000 divided by the aggregate number of issued and outstanding Securities as of the Maturity Date (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes).

(c) Cash Payment or Conversion Upon a Liquidity Event. Notwithstanding any provision of this Note to the contrary, in the event that the Company consummates a Sale of the Company prior to the conversion or repayment in full of this Note, then, at the Holder's election, the Company either (i) shall pay to Holder an amount equal to the outstanding principal balance and all accrued and unpaid interest of this Note in full satisfaction of the Company's obligations under this Note, or (ii) permit Holder to convert the outstanding principal balance of such this Note and all accrued and unpaid interest thereon into shares of the Company's most senior class or series of Securities of the Company which are then issued and outstanding at a conversion price equal to a price per share equal to 80% of the per share consideration to be paid in respect of such Securities in connection with the Sale of the Company. Company shall provide Holder ten (10) days' prior written notice of the anticipated closing date of such Sale of the Company. Within five (5) days from the date of such notice, Holder shall provide Company with a written notice of its election either to receive a cash payment pursuant to Section 3(c)(i) or convert pursuant to Section 3(c)(ii) ("Election Notice"). In the event that Holder does not provide an Election Notice to Company within such five-day period, Holder shall be deemed to have elected to receive a cash payment pursuant to Section 3(c)(i).

(d) Fractional Shares. If, after aggregation, the conversion of this Note would result in the issuance of a fractional share (or other equity interest), the Company shall have the option, in lieu of issuance of any fractional share (or other equity interest), to pay the Holder otherwise entitled to such fraction a sum in cash equal to the product

resulting from multiplying the then current fair market value of one share of the class and series of capital stock (or equivalent equity interest of the Company if it is a limited liability company) into which this Note has converted by such fraction.

(e) Definitions. For purposes of this Note:

(i) "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders or members, as applicable, of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

CG Convertible Note Payable DFF 2.23.22

The security will convert into (ii) "securities" shall mean the company's capital stock or any securities conferring the right to purchase the company's capital stock or securities convertible into, or exchangeable for (with or without additional consideration), the company's capital stock, except that such defined term shall not include any security (x) granted, issued and/or sold by the company to any employee, director or consultant in such capacity or (y) issued upon the conversion or exercise of any option or warrant outstanding as of the date of this note. (iii) "qualified securities" shall mean the company's most senior class of securities, issued pursuant to a qualified financing. and the terms of the CG Convertible Note Payable DFF 2.23.22 are outlined below:

Amount outstanding: $2,500.00
Maturity Date: February 22, 2023
Interest Rate: 8.0%
Discount Rate: 20.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: not applicable

Material Rights

3. Conversion; Sale of the Company.

(a) Equity Securities Conversion upon a Qualified Financing. In the event that the Company issues and sells its Qualified Securities (as defined herein) to investors (the

"Investors") on or before the date of the repayment in full of this Note in an equity financing resulting in gross proceeds to the Company of at least $5,000,000 (including the conversion of the Notes and any other debt) (a "Qualified Financing"), then the outstanding principal balance of this Note shall automatically convert in whole without any further action by the Holder into such Equity Securities at a conversion price equal to 80% of the per share price (or equivalent price if the Company is a limited liability company) paid by the Investors and otherwise on the same terms and conditions as given to the Investors (other than price). Any unpaid accrued interest on this Note shall be converted into Equity Securities on the same terms as the principal of the Notes.

(b) Optional Conversion Upon the Maturity Date. In the event that a Qualified Financing is not consummated prior to the Maturity Date, then, at the written election of the Requisite Holders provided to the Company at least five days prior to the Maturity Date, effective upon the Maturity Date, the outstanding principal balance and any unpaid accrued interest under this Note and each of the other Notes shall be converted into shares of the Company's most senior class or series of Securities at a conversion price equal to the quotient of $5,000,000 divided by the aggregate number of issued and outstanding Securities as of the Maturity Date (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes).

(c) Cash Payment or Conversion Upon a Liquidity Event. Notwithstanding any provision of this Note to the contrary, in the event that the Company consummates a Sale of the Company prior to the conversion or repayment in full of this Note, then, at the Holder's election, the Company either (i) shall pay to Holder an amount equal to the outstanding principal balance and all accrued and unpaid interest of this Note in full satisfaction of the Company's obligations under this Note, or (ii) permit Holder to convert the outstanding principal balance of such this Note and all accrued and unpaid interest thereon into shares of the Company's most senior class or series of Securities of the Company which are then issued and outstanding at a conversion price equal to a price per share equal to 80% of the per share consideration to be paid in respect of such Securities in connection with the Sale of the Company. Company shall provide Holder ten (10) days' prior written notice of the anticipated closing date of such Sale of the Company. Within five (5) days from the date of such notice, Holder shall provide Company with a written notice of its election either to receive a cash payment pursuant to Section 3(c)(i) or convert pursuant to Section 3(c)(ii) ("Election Notice"). In the event that Holder does not provide an Election Notice to Company within such five-day period, Holder shall be deemed to have elected to receive a cash payment pursuant to Section 3(c)(i).

(d) Fractional Shares. If, after aggregation, the conversion of this Note would result in the issuance of a fractional share (or other equity interest), the Company shall have the option, in lieu of issuance of any fractional share (or other equity interest), to pay the Holder otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock (or equivalent equity interest of the Company if it is a

limited liability company) into which this Note has converted by such fraction.

(e) Definitions. For purposes of this Note:

(i) "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders or members, as applicable, of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

CG Convertible Note Payable 5.16.22 DFF

The security will convert into (ii) "securities" shall mean the company's capital stock or any securities conferring the right to purchase the company's capital stock or securities convertible into, or exchangeable for (with or without additional consideration), the company's capital stock, except that such defined term shall not include any security (x) granted, issued and/or sold by the company to any employee, director or consultant in such capacity or (y) issued upon the conversion or exercise of any option or warrant outstanding as of the date of this note. (iii) "qualified securities" shall mean the company's most senior class of securities, issued pursuant to a qualified financing. and the terms of the CG Convertible Note Payable 5.16.22 DFF are outlined below:

Amount outstanding: $4,000.00
Maturity Date: May 15, 2023
Interest Rate: 7.0%
Discount Rate: 50.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: not applicable

Material Rights

3. Conversion; Sale of the Company.

(a) Equity Securities Conversion upon a Qualified Financing. In the event that the Company issues and sells its Qualified Securities (as defined herein) to investors (the "Investors") on or before the date of the repayment in full of this Note in an equity financing resulting in gross proceeds to the Company of at least $5,000,000 (including the conversion of the Notes and any other debt) (a "Qualified Financing"), then the outstanding principal balance of this Note shall automatically convert in whole without any further action by the Holder into such Equity Securities at a conversion price equal to 80% of the per share price (or equivalent price if the Company is a limited liability company) paid by the Investors and otherwise on the same terms and conditions as given to the Investors (other than price). Any unpaid accrued interest on this Note shall be converted into Equity Securities on the same terms as the principal of the Notes.

(b) Optional Conversion Upon the Maturity Date. In the event that a Qualified Financing is not consummated prior to the Maturity Date, then, at the written election of the Requisite Holders provided to the Company at least five days prior to the Maturity Date, effective upon the Maturity Date, the outstanding principal balance and any unpaid accrued interest under this Note and each of the other Notes shall be converted into shares of the Company's most senior class or series of Securities at a conversion price equal to the quotient of $5,000,000 divided by the aggregate number of issued and outstanding Securities as of the Maturity Date (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes).

(c) Cash Payment or Conversion Upon a Liquidity Event. Notwithstanding any provision of this Note to the contrary, in the event that the Company consummates a Sale of the Company prior to the conversion or repayment in full of this Note, then, at the Holder's election, the Company either (i) shall pay to Holder an amount equal to the outstanding principal balance and all accrued and unpaid interest of this Note in full satisfaction of the Company's obligations under this Note, or (ii) permit Holder to convert the outstanding principal balance of such this Note and all accrued and unpaid interest thereon into shares of the Company's most senior class or series of Securities of the Company which are then issued and outstanding at a conversion price equal to a price per share equal to 80% of the per share consideration to be paid in respect of such Securities in connection with the Sale of the Company. Company shall provide Holder ten (10) days' prior written notice of the anticipated closing date of such Sale of the Company. Within five (5) days from the date of such notice, Holder shall provide Company with a written notice of its election either to receive a cash payment pursuant to Section 3(c)(i) or convert pursuant to Section 3(c)(ii) ("Election Notice"). In the event that Holder does not provide an Election Notice to Company within such five-day period, Holder shall be deemed to have elected to receive a cash payment pursuant to Section 3(c)(i).

(d) Fractional Shares. If, after aggregation, the conversion of this Note would result in the issuance of a fractional share (or other equity interest), the Company shall have the option, in lieu of issuance of any fractional share (or other equity interest), to pay the Holder otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock (or equivalent equity interest of the Company if it is a limited liability company) into which this Note has converted by such fraction.

(e) Definitions. For purposes of this Note:

(i) "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders or members, as applicable, of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

CG Convertible Note Payable 5.22.22 Junkin

The security will convert into (ii) "securities" shall mean the company's capital stock or any securities conferring the right to purchase the company's capital stock or securities convertible into, or exchangeable for (with or without additional consideration), the company's capital stock, except that such defined term shall not include any security (x) granted, issued and/or sold by the company to any employee, director or consultant in such capacity or (y) issued upon the conversion or exercise of any option or warrant outstanding as of the date of this note. (iii) "qualified securities" shall mean the company's most senior class of securities, issued pursuant to a qualified financing. and the terms of the CG Convertible Note Payable 5.22.22 Junkin are outlined below:

Amount outstanding: $10,000.00
Maturity Date: May 15, 2023
Interest Rate: 7.0%
Discount Rate: 50.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: not applicable

Material Rights

3. Conversion; Sale of the Company.

(a) Equity Securities Conversion upon a Qualified Financing. In the event that the Company issues and sells its Qualified Securities (as defined herein) to investors (the "Investors") on or before the date of the repayment in full of this Note in an equity financing resulting in gross proceeds to the Company of at least $5,000,000 (including the conversion of the Notes and any other debt) (a "Qualified Financing"), then the outstanding principal balance of this Note shall automatically convert in whole without any further action by the Holder into such Equity Securities at a conversion price equal to 80% of the per share price (or equivalent price if the Company is a limited liability company) paid by the Investors and otherwise on the same terms and conditions as given to the Investors (other than price). Any unpaid accrued interest on this Note shall be converted into Equity Securities on the same terms as the principal of the Notes.

(b) Optional Conversion Upon the Maturity Date. In the event that a Qualified Financing is not consummated prior to the Maturity Date, then, at the written election of the Requisite Holders provided to the Company at least five days prior to the Maturity Date, effective upon the Maturity Date, the outstanding principal balance and any unpaid accrued interest under this Note and each of the other Notes shall be converted into shares of the Company's most senior class or series of Securities at a conversion price equal to the quotient of $5,000,000 divided by the aggregate number of issued and outstanding Securities as of the Maturity Date (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes).

(c) Cash Payment or Conversion Upon a Liquidity Event. Notwithstanding any provision of this Note to the contrary, in the event that the Company consummates a Sale of the Company prior to the conversion or repayment in full of this Note, then, at the Holder's election, the Company either (i) shall pay to Holder an amount equal to the outstanding principal balance and all accrued and unpaid interest of this Note in full satisfaction of the Company's obligations under this Note, or (ii) permit Holder to convert the outstanding principal balance of such this Note and all accrued and unpaid interest thereon into shares of the Company's most senior class or series of Securities of the Company which are then issued and outstanding at a conversion price equal to a price per share equal to 80% of the per share consideration to be paid in respect of such Securities in connection with the Sale of the Company. Company shall provide Holder ten (10) days' prior written notice of the anticipated closing date of such Sale of the Company. Within five (5) days from the date of such notice, Holder shall provide Company with a written notice of its election either to receive a cash payment pursuant to Section 3(c)(i) or convert pursuant to Section 3(c)(ii) ("Election Notice"). In the event that Holder does not provide an Election Notice to Company within such five-day period, Holder shall be deemed to have elected to receive a cash payment pursuant to Section 3(c)(i).

(d) Fractional Shares. If, after aggregation, the conversion of this Note would result in the issuance of a fractional share (or other equity interest), the Company shall have the option, in lieu of issuance of any fractional share (or other equity interest), to pay the Holder otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock (or equivalent equity interest of the Company if it is a limited liability company) into which this Note has converted by such fraction.

(e) Definitions. For purposes of this Note:

(i) “Sale of the Company” shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders or members, as applicable, of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company’s voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

Common Stock

The amount of security authorized is 10,000,000 with a total of 4,002,066 outstanding.

Voting Rights

One vote per share.

Material Rights

The total amount outstanding includes 777,279 shares to be issued pursuant to stock options, reserved but unissued.

What it means to be a minority holder

As a minority shareholder of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $12,500.00
  Use of proceeds: general operations and marketing
  Date: October 18, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $2,016.00
  Use of proceeds: seed funding
  Date: January 01, 2016
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $115,000.00
  Use of proceeds: startup seed funding
  Date: January 01, 2017
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $50,000.00

Use of proceeds: startup fees
Date: January 01, 2018
Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
Final amount sold: $250,000.00
Use of proceeds: startup seed funding
Date: January 01, 2019
Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
Final amount sold: $62,000.00
Use of proceeds: startup seed funding
Date: January 01, 2020
Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
Final amount sold: $180,000.00
Use of proceeds: startup seed funding
Date: January 01, 2021
Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
Final amount sold: $5,000.00
Use of proceeds: startup seed funding
Date: January 01, 2021
Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
Final amount sold: $35,000.00
Use of proceeds: startup seed funding
Date: January 01, 2021
Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
Final amount sold: $15,000.00
Use of proceeds: startup seed funding
Date: January 01, 2021
Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
Final amount sold: $19,975.00
Use of proceeds: startup seed funding
Date: January 01, 2021
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2021

Revenue

Revenue for fiscal year 2021 was $8,868, about flat compared to fiscal year 2020

revenue of $9,259. Due to 2021 being the second year of COVID quarantine, raising the necessary capital to market CGood TV proved challenging. During the summer of 2021 we entered negotiations with a new investment fund, but as of the end of 2021, this fund was unable to provide the Company with financing. As a result we increased our CGood TV prices and launched our Storytelling Services in Q1 of 2022.

Cost of sales

Cost of sales in 2021 was $37,081, an increase of approximately $16,866, from costs of $20,215 in fiscal year 2020. 2021 gross loss increased by $17,259 over 2020 gross loss, and gross margins as a percentage of revenues decreased from -1.18% in 2020 to -3.18% in 2021. Our gross loss increased by approximately 150% because our streaming service and our primary content aggregator both increased their prices by over 50%.

Expenses

The Company's expenses consist of, among other things, consulting services, marketing and sales expenses, fees for content royalties, and general operating expenses. Expenses in 2021 decreased $154,530 from 2020. Approximately $125,000 of this decrease was due to less consulting fees paid for sales and marketing (Senior Executive worked for equity) and less consulting fees paid to market and grow the Creators Network.

Historical results and cash flows:

The Company is currently in the growth and revenue generating stage. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we have launched our Storytelling Services division, we are developing a proprietary streaming platform, and we are becoming less reliant on video aggregators for content. Past cash was primarily generated through convertible debt and founder loans. Our goal is to continue to grow CGood TV and Storytelling Service revenues by hiring key executives to oversee each of these divisions, (both with vast experience and significant industry relationships), while also engaging the services of a publicist. Our goal is to increase our annual revenues ten-fold by mid-2023. In the past few months a major streaming service dramatically cut-back its licensing activity, leaving a significant number of independent filmmakers without distribution. By inviting filmmakers and creators to become shareholders of the Company, we believe that we can significantly increase our market share.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of September, 2022, the Company has capital resources available in the form of cash and loans, a capital contribution in the amount of $10,000, and $10,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support our Reg CF campaign and marketing/growth of CGood TV and Storytelling Services.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, $1.017 will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount ($250,000), we anticipate the Company will be able to operate for 4.5 months. This is based on a current monthly burn rate of $50,000 for expenses related to marketing, content and salaries.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 12 months. This is based on a current monthly burn rate of $50,000 scaling to approximately $100,000 per month for expenses related to marketing, content, product development and salaries.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including raising an additional $4M under reg CF and the issuance of convertible debt.

Indebtedness

- **Creditor:** Trina Wyatt
  Amount Owed: $156,618.00
  Interest Rate: 6.0%
  Maturity Date: March 31, 2023

- **Creditor:** Christy Fields and Victoria Junkin
  Amount Owed: $2,000.00
  Interest Rate: 14.0%
  Maturity Date: September 30, 2022

- **Creditor:** American Meditating Inc.
  Amount Owed: $4,904.00
  Interest Rate: 6.0%
  Maturity Date: June 30, 2023

- **Creditor:** Safes I-III
  Amount Owed: $15,000.00
  Interest Rate: 0.0%
  If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of SAFE Preferred Stock equal to the purchase amount divided by the Conversion Price. If there is a Liquidity Event before the expiration or termination of this instrument, the investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount or (ii) automatically receive from the Company a number of shares of Common Stock equal to the purchase amount divided by the liquidity price, if the Investor fails to select the cash

option. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the purchase amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

- **Creditor:** 2016 Convertible Notes
  Amount Owed: $135,000.00
  Interest Rate: 8.0%
  Maturity Date: December 31, 2023
  The convertible notes are convertible into securities at a conversion price. The conversion price is equal to the quotient of $5,000,000 divided by the aggregate number of issued and outstanding Securities as of the Maturity Date (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Note). Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

- **Creditor:** 2017 Convertible Notes
  Amount Owed: $115,000.00
  Interest Rate: 8.0%
  Maturity Date: December 31, 2023
  The convertible notes are convertible into securities at a conversion price. The conversion price is equal to the quotient of $5,000,000 divided by the aggregate number of issued and outstanding Securities as of the Maturity Date (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Note). Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

- **Creditor:** 2018 Convertible Notes
  Amount Owed: $50,000.00
  Interest Rate: 8.0%
  Maturity Date: December 31, 2023
  The convertible notes are convertible into securities at a conversion price. The conversion price is equal to the quotient of $5,000,000 divided by the aggregate number of issued and outstanding Securities as of the Maturity Date (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Note). Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

- **Creditor:** 2019 Convertible Notes
  Amount Owed: $250,000.00
  Interest Rate: 7.0%
  Maturity Date: December 31, 2023

The convertible notes are convertible into securities at a conversion price. The conversion price is equal to the quotient of $5,000,000 divided by the aggregate number of issued and outstanding Securities as of the Maturity Date (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Note). Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

- **Creditor:** 2020 Convertible Notes
  Amount Owed: $62,000.00
  Interest Rate: 5.0%
  Maturity Date: December 31, 2023
  The convertible notes are convertible into securities at a conversion price. The conversion price is equal to the quotient of $5,000,000 divided by the aggregate number of issued and outstanding Securities as of the Maturity Date (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Note). Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

- **Creditor:** 2021 Convertible Notes - 7%
  Amount Owed: $21,500.00
  Interest Rate: 7.0%
  Maturity Date: December 31, 2022
  The convertible notes are convertible into securities at a conversion price. The conversion price is equal to the quotient of $5,000,000 divided by the aggregate number of issued and outstanding Securities as of the Maturity Date (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Note). Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

- **Creditor:** 2021 Convertible Notes - 6%
  Amount Owed: $5,000.00
  Interest Rate: 6.0%
  Maturity Date: December 31, 2022
  The convertible notes are convertible into securities at a conversion price. The conversion price is equal to the quotient of $5,000,000 divided by the aggregate number of issued and outstanding Securities as of the Maturity Date (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Note). Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

- **Creditor:** Convertible Notes 2021 - 8%
  Amount Owed: $19,975.00

Interest Rate: 8.0%
Maturity Date: December 31, 2024
The convertible notes are convertible into securities at a conversion price. The conversion price is equal to the quotient of $5,000,000 divided by the aggregate number of issued and outstanding Securities as of the Maturity Date (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Note). Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

- **Creditor:** Convertible Notes 2021 - 6% 2024
Amount Owed: $15,000.00
Interest Rate: 6.0%
Maturity Date: December 31, 2024
The convertible notes are convertible into securities at a conversion price. The conversion price is equal to the quotient of $5,000,000 divided by the aggregate number of issued and outstanding Securities as of the Maturity Date (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Note). Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

Related Party Transactions

- **Name of Entity:** Trina L Wyatt
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: Founder loan of $156,618
Material Terms: none

- **Name of Entity:** Trina L Wyatt
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: Convertible notes payable of $350,000
Material Terms: Convertible note payable of $15,000 at 8% interest, discount of 80%, cap valuation of $5M due March 31, 2023. Convertible note payable of $150,000 at 7%, discount of 80%, valuation cap of $5M due June 30, 2023. Convertible note payable of $85,000 at 7% interest, discount of 80%, valuation cap of $5M due December 8, 2022. Convertible note payable of $100,000 at 7% interest, discount of 80%, valuation cap of $5M due March 31, 2024.

Valuation

Pre-Money Valuation: $15,007,747.50

Valuation Details:

The company calculated its valuation based on an analysis of multiple factors. First, we evaluated prior valuations which were determined by calculating the present value of future cash flows and validating this calculation with comparative companies such as Gaia ($67M), Calm ($2B) and Headspace($3B). Concious Good is at an earlier stage of our business in comparison to these companies. More specifically, we analyzed our current progress: over the past year Conscious Good has expanded its Creators Network – increased its services offering – and launched its Storytelling Services division, a significant source of future revenues.

Second, we believe Conscious Good, CGood TV, is the entertainment complement to meditation apps such as Calm, Headspace and Insight Timer, offering entertainment, additional info/stories on topics this market is passionate about.

CGood TV is similar to Gaia (previously Gaiam TV) in that it is a subscription video-on-demand platform offering content for the mind/body/spirit (mediation) market however Gaia also offers conspiracy theories and alien content, which most mind/body/spirit devotees reject. The inclusion of this controversial and fringe content limits the growth of Gaia, creating an opportunity for CGood TV to capture and serve the consumers that refuse to support media contrary to their values.

Headspace was launched in 2010 with in-person events. In 2015, 5 years after launch, Headspace raised $30 Million. Today it is valued at $3 Billion.

Similarly, Calm was founded in 2012 and five years later (2017) raised $1.5M. In 2022, with its latest round of investment, Calm was valued at $2B.

The above companies highlight the value and growth of the industry over the past 7+ years. Concious Good's products look to market to this same industry.

Finally, we also valued the experience of our Founder & CEO in the entertainment industry to determine our valuation.

Disclaimers

The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) the company only has one class of common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $895,000.00 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,997.50 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,069,995.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Working Capital*
  7.5%
  General operating expenses and overhead, such as necessary subscription services, business insurance, bank service fees, email and website hosting.

- *Marketing*
  36.0%
  Marketing, publicity and advertising expense necessary to grow our creators network membership, storytelling services and CGood TV subscriptions.

- *Company Employment*
  21.0%
  Salary expense to employ the critical core team and independent contractor fees in all operating departments.

- *Product*
  30.0%
  Consulting fees for the product vision and roadmap, primarily for the development of a propriety and fully integrated on-line community and services to support that community. Also to invest in the licensing of exclusive and higher quality content to stream on CGood TV.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.ConsciousGood.com (https://consciousgood.com/about-us/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/the-conscious-good

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR The Conscious Good, Inc

[See attached]

THE CONSCIOUS GOOD, LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members
The Conscious Good, LLC
Boulder, Colorado

We have reviewed the accompanying financial statements of The Conscious Good, LLC (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

July 13, 2022
Los Angeles, California

THE CONSCIOUS GOOD LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,	2021	2020
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 463	$ 652
Prepaids and Other Current Assets	2,910	-
Total current assets	**3,373**	**652**
Property and Equipment, net	303	590
Total assets	**$ 3,676**	**$ 1,242**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 213,210	$ 159,644
Current Portion of Convertible Note	185,000	-
Forward Financing	1,300	-
Amount due to related parties	14,577	197
Total current liabilities	**414,087**	**159,841**
Promissory Notes and Loans	4,904	-
Owner's Loans	156,618	253,610
Simple Agreement for Future Equity (SAFEs)	15,000	-
Convertible Note	681,975	612,000
Accrued Interest on Convertible Note	187,199	119,338
Total liabilities	**1,459,783**	**1,144,789**
MEMBERS' EQUITY		
Members' Equity	(1,456,107)	(1,143,547)
Total Members' Equity	**(1,456,107)**	**(1,143,547)**
Total Liabilities and Members' Equity	**$ 3,676**	**$ 1,242**

See accompanying notes to financial statements.

THE CONSCIOUS GOOD LLC
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
Net Revenue	$	8,866	$	9,259
Cost of Goods Sold		37,081		20,215
Gross profit		(28,215)		(10,956)
Operating expenses				
General and Administrative		215,889		382,371
Sales and Marketing		15,614		3,662
Total operating expenses		231,503		386,033
Operating Income/(Loss)		(259,719)		(396,989)
Interest Expense		67,861		43,585
Other Loss/(Income)		(15,020)		(10,000)
Income/(Loss) before provision for income taxes		(312,560)		(430,573)
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	**$**	**(312,560)**	**$**	**(430,573)**

See accompanying notes to financial statements.

(in , $US)		Members' Equity
Balance—December 31, 2019	**$**	**(712,973)**
Net income/(loss)		(430,573)
Balance—December 31, 2020	**$**	**(1,143,547)**
Net income/(loss)		(312,560)
Balance—December 31, 2021	**$**	**(1,456,107)**

See accompanying notes to financial statements.

THE CONSCIOUS GOOD LLC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(312,560)	$	(430,573)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		287		287
Changes in operating assets and liabilities:				
Prepaids and Other Current Assets		(2,910)		-
Accounts Payable		53,566		159,644
Accrued Interest on Convertible Notes		67,861		43,585
Amount due to related parties		14,380		197
Net cash provided/(used) by operating activities		**(179,376)**		**(226,860)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Net cash provided/(used) in investing activities		-		-
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowing on Promissory Notes and Loans		4,904		-
Owner's Loans		(96,992)		165,418
Borrowing on Convertible Notes		254,975		62,000
Forward Financing		1,300		-
Borrowing on SAFEs		15,000		-
Net cash provided/(used) by financing activities		**179,187**		**227,418**
Change in cash		(188)		557
Cash—beginning of year		652		95
Cash—end of year	**$**	**464**	**$**	**652**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	67,861	$	43,585
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

The Conscious Good LLC was formed on June 24, 2015 in the state of Colorado. The financial statements of The Conscious Good LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Boulder, Colorado.

Conscious Good is a complete ecosystem for people seeking to create, experience, and share media aligned with conscious lifestyles. Our interconnected products and services include the Creators Network for mindful media makers, the entertainment platform, CGood TV, which features original film and series production, and soon will launch mobile apps to translate conscious values to social action.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Computers	3 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2021 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its entertainment services.

Cost of sales

Costs of goods sold include streaming software and filmmaker payout.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021 and December 31, 2020 amounted to $15,614 and $3,662, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through July 13, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following items:

As of December 31,	2021	2020
Legal retainer	$ 2,910	$ -
Total Prepaids and other current asset	**$ 2,910**	**$ -**

4. PROPERTY AND EQUIPMENT

As of December 31, 2021 and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,	2021	2020
Computers	$ 1,436	$ 1,436
Property and Equipment, at Cost	**1,436**	**1,436**
Accumulated depreciation	(1,133)	(845.63)
Property and Equipment, Net	**$ 303**	**$ 590**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021, and 2020 were in the amount of $287 and $287, respectively.

5. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2021	
Member's name	**Ownership percentage**
Trina Wyatt	84.5%
Others (Independent contractors)	15.5%
TOTAL	**100.0%**

6. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
American Meditating Inc.	$ 4,904	6.00%	06.29.2022	6/30/2023	$ 294	$ 294		$ 4,904	$ 4,904	$ -	$ -	$ -	$ -	$ -
Total					$ 294	$ 294	$ -	$ 4,904	$ 4,904	$ -	$ -	$ -	$ -	$ -

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021	
2021	$ -
2022	4,904
2023	-
2024	-
Thereafter	-
Total	**$ 4,904**

Owner Loans

During the years presented, the Company borrowed money from the founder and member Trina Wyatt. The details of the loans are as follows:

					For the Year Ended December 2021					For the Year Ended December 2020				
Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Trina Wyatt	$ 156,618	6.00%	Fiscal Year 2019	24 months from date loaned	9,397	9,397	-	156,618	$ 156,618	15,217	15,217	$ -	$ 253,610	253,610
Total					$ 9,397	$ 9,397	$ -	$ 156,618	$ 156,618	$ 15,217	$15,217	$ -	$ 253,610	$ 253,610

Forward Financing

During fiscal year 2021, the Company entered into a finance agreement with Stripe Capital in the amount of $1,300. It bears fixed fee of $182 and repayment rate of 18.6%. The lender provides the Company with the advance amount in exchange for sale of receivables to the lender. As of December 31, 2021, the outstanding balance of this kind of financing is in the amount of $1,300 and entire amount is classified as the current portion.

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms is as follows:

SAFE(s)	Borrowing Period	Valuation Cap	Discount	As of Year Ended December 31, 2021	2020
Safes I - III	Fiscal Year 2021	$ 5,000,000	80%	$ 15,000	$ -
Total SAFE(s)				**$ 15,000**	**$ -**

If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of SAFE Preferred Stock equal to the purchase amount divided by the Conversion Price. If there is a Liquidity Event before the expiration or termination of this instrument, the investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount or (ii) automatically receive from the Company a number of shares of Common Stock equal to the purchase amount divided by the liquidity price, if the Investor fails to select the cash option. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the purchase amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

Convertible Note(s)

Below are the details of the convertible note:

					For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
2016 Convertible Notes	$ 135,000	8.00%	Fiscal Year 2016	Fiscal Year 2023	$ 10,800	$ 60,559	$ -	$ 135,000	$ 135,000	$10,800	$ 49,759	$ -	$ 135,000	$ 135,000
2017 Convertible Notes	$ 115,000	8.00%	Fiscal Year 2017	Fiscal Year 2023	$ 9,200	$ 43,108	$ -	$ 115,000	$ 115,000	$ 9,200	$ 33,908	$ -	$ 115,000	$ 115,000
2018 Convertible Notes	$ 50,000	8.00%	Fiscal Year 2018	Fiscal Year 2023	$ 4,000	$ 14,323	$ -	$ 50,000	$ 50,000	$ 4,000	$ 10,323	$ -	$ 50,000	$ 50,000
2019 Convertible Notes	$ 250,000	7.00%	Fiscal Year 2019	Fiscal Year 2023	$ 17,500	$ 40,763	$ -	$ 250,000	$ 250,000	$17,500	$ 23,263	$ -	$ 250,000	$ 250,000
2020 Convertible Notes	$ 62,000	5.00%	Fiscal Year 2020	Fiscal Year 2023	$ 3,100	$ 5,804	$ -	$ 62,000	$ 62,000	$ 2,085	$ 2,085	$ -	$ 62,000	$ 62,000
2021 Convertible Notes	$ 180,000	7.00%	Fiscal Year 2020	Fiscal Year 2022	$ 12,600	$ 12,600	$ 180,000	$ -	$ 180,000	$ -	$ -	$ -	$ -	$ -
2021 Convertible Notes	$ 5,000	6.00%	Fiscal Year 2020	Fiscal Year 2022	$ 300	$ 300	$ 5,000		$ 5,000	$ -	$ -	$ -	$ -	$ -
2021 Convertible Notes	$ 35,000	7.00%	Fiscal Year 2021	Fiscal Year 2022	$ 8,960	$ 8,960	$ -	$ 35,000	$ 35,000	$ -	$ -	$ -	$ -	$ -
2021 Convertible Notes	$ 15,000	6.00%	Fiscal Year 2021	Fiscal Year 2024	$ 489	$ 489		$ 15,000	$ 15,000	$ -	$ -	$ -	$ -	$ -
2021 Convertible Notes	$ 19,975	8.00%	Fiscal Year 2021	Fiscal Year 2024	$ 293	$ 293		$ 19,975	$ 19,975	$ -	$ -	$ -	$ -	$ -
Total					**$ 67,242**	**$ 187,199**	**$ 185,000**	**$ 681,975**	**$ 866,975**	**$43,585**	**$ 119,338**	**$ -**	**$ 612,000**	**$ 612,000**

The convertible notes are convertible into securities at a conversion price. The conversion price is equal to the quotient of $5,000,000 divided by the aggregate number of issued and outstanding Securities as of the Maturity Date (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Note). Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

7. RELATED PARTY

During the past, the company borrowed money from the founder and the major member Trina Wyatt. The loans bears an interest rate of 6% per annum and the maturity date is set to twenty-four months from date the money was loaned. As of December 31, 2021 and December 31, 2020, the outstanding balance is $156,618 and $253,610, respectively.

On June 29, the Company signed a loan agreement with American Meditating Inc. (an advisory board member/LLC member) in the amount of $4,904. The loan bears an interest rate of 6% per annum and the loan together with accrued and unpaid interest is due and payable on or before June 30, 2023. As of December 31, 2021 and December 31, 2020, the outstanding balance is $4,904 and $0, respectively.

During the past, the Company entered into a Management and Operations Service Agreement with Conscious Goodness Inc. As of December 31, 2021 and December 31, 2020, the pre-paid operating fee charged by Conscious Goodness Inc. to the Company amounted to $14,577 and $197, respectively.

8. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021 through July 13, 2022, which is the date the financial statements were available to be issued.

From January 21, 2022 to May 22, 2022, the Company issued five convertible notes in the aggregate amount of $26,500. The notes bear an interest rate of 7% per annum.

During 2022, the Company issued additional 19,000 membership units.

On July 8, 2022, the Company filed a conversion from in the state of Delaware. The name of the resulting company is Conscious Good Inc.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating income of $259,719, an operating cash flow loss of $179,376, and liquid assets in cash of $463, which less than a year's worth of cash reserves as of December 31, 2021. These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Conscious Good

Entertainment for Conscious Living


CONSCIOUS GOOD
ENTERTAINMENT BY AND FOR PEOPLE SEEKING TO LIVE WELL AND DO GOOD.

Website Santa Monica, CA MEDIA

Equal parts entertainment studio, streaming platform, and creative community, Conscious Good is an innovative for people seeking to create, experience, and share conscious media. Our products and services include the Creators Network for mindful media makers, the entertainment platform CGood TV, original film, series and video asset production, and mobile apps to turn these values into social action. We are in the market, and building our network.

$0.00 raised

0 Investors	$15M Valuation
$3.75 Price per Share	$105.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Reasons to Invest

- We believe Conscious Good is one of the first, creator-owned conscious media companies, aiming to shift the standard media model while powering a conscious media movement.
- Through our streaming platform CGood TV, we aim to be a leader in the media segment of this $4.5 trillion market with entertainment that reflects and promotes the values of conscious living (source)
- We are harnessing the power of global economic trends toward conscious lifestyles, including the rise of yoga and meditation practices. (source)

OVERVIEW

Entertainment for and by people looking to live well and do good


Entertainment For And By People Looking To Live Well And Do Good

Conscious Good flips the script on content ownership and financial rewards. Creators and viewers share the experience and now they can share the profits.

Driven by our community of artist owners, we create entertainment for people seeking to live well and do good.

We are fueled by what connects us, and we foster those connections with entertainment curated for conscious lifestyles, with resources and opportunities for media creators to get their conscious works into the market.

THE PROBLEM & SOLUTION

We aim to centralize and amplify conscious media to foster interconnection



In our view, main-stream media has placed us in silos that reinforce our differences. We see a narrow slice of the world based on algorithms, and as a result, become disconnected from people, ideas, compassion, and possibility.

At Conscious Good, we've dreamt up a different model. One where media and stories help us connect – with ourselves, with one another, and with the planet – while rejecting the fear and division big media tends to exploit.


We're aiming to better connect
Ourselves

We centralize, curate, and showcase a robust library of films, series, and podcasts, through our subscription-based CGood TV. The platform also connects creators with audiences to enrich the viewing experience.

For creators, Conscious Good provides transparent access to data and audience demographics, as well as ongoing opportunities to work with conscious brands. Our recently launched Storytelling Services is a B2B service that connects socially-responsible brands with conscious creators for video asset production.

THE MARKET & OUR TRACTION

The global market for creator-focused services is projected to reach 404 million people by 2024


Consumers are choosing content and businesses that promote and act for the benefit of the
social good

Within this market, consumers are increasingly choosing content and businesses that promote and act for the benefit of the social good (source).

Curated streaming services are growing in demand; in fact, the top ten niche streamers have grown at a CAGR of 74% between 2019 and 2021 (source).

We think we are in the right place to target this multi-channel market. Here's why:

- Launched B2B Storytelling Services, where we have completed work with one client, and are fielding inquiries from others
- Our Creators Network is made up of 2,265+ members
- We reached 55,000 followers across all platforms that we have a presence on

WHY INVEST

We are building Conscious Good to be a creator-owned home for conscious media


CONSCIOUS GOOD
We want to be a creator-owned home for conscious media

Our vision is to grow a single, robust ecosystem for all media that matters. The funds will be allocated to support this next phase of growth, with 30% focused on product development, 40% for marketing, and 29% for operations.

Now is your chance to own a part of a media company that we believe may disrupt the traditional entertainment studio model. Together, we can leverage our collective power to lead the conscious media movement in hopes of creating a better world.

Invest in conscious content for all!

In the Press

Daily Camera LA YOGA

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Meet Our Team



Trina Wyatt

Founder, CEO

Trina is the founder and CEO of Conscious Good, a global, community-first media company supporting conscious creators and audiences seeking to live well and do good.

Earlier in her career, Trina launched the Tribeca Film Festival for Robert De Niro and took the reigns as its first Festival Director. Besides Tribeca Entertainment, Trina has also held leadership positions with companies such as Gaia (Gaiam.TV), Prana Studios, Intrepid Pictures, Withoutabox (sold to IMDB/Amazon), Film Independent and Turner Pictures (sold to Time Waner).

Besides helping countless filmmakers during her career (uncredited), Trina's film producing credits include "Broken Diamonds", "Make People Better", "Unveiled: Joyce Tenneson & the Heroine's Journey", and "A Birder's Guide to the Mating Habits of Widows".

Trina received her MBA from NYU and her BA from UCLA.

Trina currently works Full-Time at The Conscious Good.



Erica Cornwall

Head of Creators Network, Storytelling Services (Part-Time)

A producer, creative director and magazine editor, Erica has built creative strategies for brands such as LVMH, Warner Music, and YouTube; films of Ron Howard, Judd Apatow and Spike Lee at Universal Pictures; Richard Branson, Ian Schrager and Rande Gerber among others. She held leadership positions at SWG/VICE, Flaunt Magazine, and Full Picture. She helps brands, creatives, and nonprofits tell their stories effectively and supports causes and people she believes in.

Erica currently works Part-Time at The Conscious Good & plans to switch to Full-Time soon.



Lorraine Hess

Head of CGood TV Programming

Lorraine is a seasoned programmer specializing in international and domestic film production, program licensing and acquisitions, distribution and curation for broadcast, digital and festivals. 15+ years of experience in contract licensing, programming strategy, production, packaging and promotion, scheduling, fundraising, proposal writing, distribution and outreach. Her career experience includes Co-Founder/VP Programming/Acquisitions LINKTV.org, producer for PBS series Global Spirit, and consultant for Bertha Foundation, KCETLINK, among others.

Lorraine currently works Part-Time at The Conscious Good.



Jessica Buzzard

Head of Brand and Creative

Jessica is a senior creative executive with a strong track record of engaging audiences with brands to achieve business objectives. Her expertise includes brand strategy, creative direction, market research, content creation across video, social, graphic, blogs, and more. For over 12 years she worked as Head of Brand & Creative for the Sundance Institute, as well as the Director of Marketing for the Geffen Playhouse.

Jessica currently works Full-Time at The Conscious Good.



Ken Hunt

Head of Finance & Operations

Ken is a senior leader that elevates businesses to the next level with a successful history of building and optimizing companies, processes, divisions, teams, and relationships. Ken's career experience includes 16 years as SVP of Finance & Operations at MountainView Financial Solutions and 10 years as Senior Financial Reporting Manager at Harleysville Insurance.

Ken currently works Part-Time at The Conscious Good.

Offering Summary

Company	The Conscious Good, Inc
Corporate Address	1450 2nd Street Suite 112, Santa Monica, CA 90401
Offering Minimum	$10,000.00
Offering Maximum	$1,069,995.00
Minimum Investment Amount (per investor)	$105.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	2,667
Maximum Number of Shares Offered	285,332
Price per Share	$3.75
Pre-Money Valuation	$15,007,747.50

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 9 days and receive 20% bonus shares.

Super Early Bird Bonus

Invest within the 16 days and receive 15% bonus shares.

Early Bird Bonus

Invest within the first 30 days and receive 10% bonus shares.

Amount-Based:

$500+ | Annual Subscription to CGood TV

Annual Subscription to CGood TV + 5% Bonus Shares.

$1,000+ | Conscious Goodz

Annual Subscription to CGood TV + 7% Bonus Shares + 1 Item of CGood Merchandise

$2,500+ | Zoom/Call/Coffee with Founder

Annual Subscription to CGood TV + 7% Bonus Shares + 1 Item of CGood Merchandise + 1 Hour Call or Meeting with Founder

$5,000+ | Live Screening with Q&A

Annual Subscription to CGood TV + 7% Bonus Shares + 1 Item of CGood Merchandise + 1 Hour Call or Meeting with Founder + Together we'll select the perfect film for your private screening followed by a Q&A with the filmmaker.

$10,000+ | Take Center Stage

All Previous Perks + If you have a show completed, it will be featured throughout Conscious Good (newsletter, social and CGood.TV). If you don't, spend time on set and/or get early access to new content.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Conscious Good will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.75 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $375. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

I had left a job I wasn't happy at. And I was like, what am I gonna do now? And I thought, you know, I want to do something for the common good. And then it occurred to me, well, why wouldn't I do something for the Conscious Good?

I dreamt of one place a platform where everything that I watched, read and listened to supported my practice, my conscious lifestyle, my vision of a world I wanted to live into. This is what prompted me to start Conscious Good. Conscious Good is an entertainment studio for a new generation pioneering creator owned Conscious Media Company. We have created a place where media and stories help connect us while rejecting the fear and division big media tends to exploit.

How do we do it?

With one robust and elegant solution the Conscious Good ecosystem, which currently has two primary components. The first component is the conscious creator's network. At conscious Good.

The creator comes first. This is why we've launched our Storytelling Services initiative that connects socially responsible brands which we vet for integrity with our Conscious creators. For video asset production and social media campaigns. For creators, we recognize the challenge of finding paid work that doesn't crush your soul.

I think nothing is more discouraging than working for a paycheck. Especially when you're an artist with so much artistry and passion oozing out of you and you're looking for a place to direct it that you can feel good about.

Besides finding paid work that is values aligned our creators network offers the opportunity to collaborate with like minded people and trade services and audience reach with other creators. The second component for both creators and audiences alike is our streaming platform, See Good TV. We centralize and showcase libraries of films, series and podcasts connecting creators with audiences to enrich the conscious viewing experience. Bigger TV offers quality entertainment without ads, without exploitation or fear based. It also offers the ability to discover new creators, new stories and new ways of experiencing the world. When you watch Cigarette you will have a quality viewing experience with technology similar.

To the Mega streamers on Roku and Apple TV and with more apps to come. So as a fan, as an audience Member, you can get the story behind the story.

You get early access to news content by your favorite creators and soon Conscious Good will facilitate the crowdfunding ability for individual projects. Hi, I'm Trina Wyatt, founder and CEO of Conscious Good.

At 28, I became vice president of Tribeca Entertainment. Robert De Niro's Company. While I was there, I was fortunate Enough to be able to launch the Tribeca Film Festival.

For over 20 years I've helped grow entertainment companies and filmmaker careers always with the intent of igniting positive change.

We know that we can't change the world in silo. We can't do it alone. We need to work together.

I would like you to invest in Conscious Good on Start Engine and be a part of this innovative conscious story collaborative. Together we can do well financially while doing good in the world. Thank you. Bye.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

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Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.